      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996

                                            REGISTRATION STATEMENT NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              EMCARE HOLDINGS INC.
             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                                                                   13-3645287
    (State or Other Jurisdiction                                                      (I.R.S. Employer
 of Incorporation or Organization)                                                 Identification Number)

               1717 MAIN STREET, SUITE 5200, DALLAS, TEXAS 75201
                                 (214) 712-2000
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                             ROBERT F. ANDERSON, II
                            CHIEF FINANCIAL OFFICER
                              EMCARE HOLDINGS INC.
                          1717 MAIN STREET, SUITE 5200
                              DALLAS, TEXAS 75201
                                 (214) 712-2000
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                           --------------------------

                                   COPIES TO:

          Stephen C. Johnson                        Kerry C. L. North
     Gibson, Dunn & Crutcher LLP                  Baker & Botts, L.L.P.
     1717 Main Street, Suite 5400              2001 Ross Avenue, Suite 700
         Dallas, Texas 75201                       Dallas, Texas 75201
            (214) 698-3100                            (214) 953-6500

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                PROPOSED MAXIMUM  PROPOSED MAXIMUM
              TITLE OF SHARES                    AMOUNT TO      AGGREGATE PRICE      AGGREGATE         AMOUNT OF
              TO BE REGISTERED                 BE REGISTERED        PER UNIT       OFFERING PRICE   REGISTRATION FEE
Common Stock, par value $.01 per share......   2,070,000 (1)       $31.00 (2)       $64,170,000         $22,128

(1) Includes 270,000 shares that the Underwriters have the option to purchase from the Company and the Selling Stockholders to cover over-allotments, if any.

(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the proposed maximim aggregate price of each share of the Company's common stock is estimated to be the average of the high and low sale prices of a share as of a date five business days before the filing of this Registration Statement. Accordingly, the Company has used $31.00 as such per share price, which is the average of the high sale price of $31.25 and the low sale price of $30.75 reported on the National Market of the National Association of Securities Dealers Automated Quoation System for a share on May 30, 1996.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 4, 1996

PROSPECTUS
            , 1996
                                1,800,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                ----------------

    Of the 1,800,000 shares of Common Stock being offered hereby, 1,500,000 shares are being issued and sold by EmCare Holdings Inc. and 300,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

    The Common Stock is traded on the Nasdaq National Market under the symbol "EMCR." On May 31, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $31.25 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN INFORMATION THAT PROSPECTIVE INVESTORS SHOULD CONSIDER.

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
    SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON   THE   ACCURACY   OR  ADEQUACY   OF   THIS   PROSPECTUS.
       ANY   REPRESENTATION   TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.

- ---------------------------------------------------------------------------------------------------
                                     PRICE       UNDERWRITING                      PROCEEDS TO THE
                                    TO THE      DISCOUNTS AND    PROCEEDS TO THE       SELLING
                                    PUBLIC     COMMISSIONS (1)     COMPANY (2)       STOCKHOLDERS
- ---------------------------------------------------------------------------------------------------
Per Share.......................       $              $                 $                 $
Total (3).......................       $              $                 $                 $
- ---------------------------------------------------------------------------------------------------

(1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING ESTIMATED EXPENSES OF $285,000, PAYABLE BY THE COMPANY.

(3) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE GRANTED THE UNDERWRITERS 30-DAY OPTIONS TO PURCHASE UP TO AN ADDITIONAL 229,500 AND 40,500 SHARES OF COMMON STOCK, RESPECTIVELY, AT THE PRICE TO THE PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTIONS ARE EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO THE COMPANY, AND PROCEEDS TO THE SELLING STOCKHOLDERS WILL BE $ , $ , $ , AND $ , RESPECTIVELY. SEE "UNDERWRITING."

    The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York on or about             , 1996.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                           DEAN WITTER REYNOLDS INC.

                                                              PIPER JAFFRAY INC.

    Map of the continental United States with Arizona, New Mexico, Texas, Louisiana, Alabama, Mississippi, Georgia, Florida, Arkansas, Missouri, Illinois, Ohio, West Virginia, Pennsylvania, New York, Maryland, Massachusetts, and
Virginia the states in which EmCare has an affiliated hospital, corporate office, or billing center marked.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED AND OTHER FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED INTO THIS PROSPECTUS BY REFERENCE. THE COMPANY'S SERVICES ARE PROVIDED THROUGH ITS CORPORATE AND OTHER SUBSIDIARIES AND UNDER AGREEMENTS WITH CERTAIN PROFESSIONAL ASSOCIATIONS. REFERENCES IN THIS PROSPECTUS TO "EMCARE" OR THE "COMPANY" ARE TO EMCARE HOLDINGS INC., OR TO EMCARE HOLDINGS INC. ALONG WITH ITS SUBSIDIARIES AND PREDECESSORS AND THE PROFESSIONAL ASSOCIATIONS, AS THE CONTEXT INDICATES. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS WILL NOT BE EXERCISED.

                                  THE COMPANY

    EmCare Holdings Inc. ("EmCare" or the "Company") is a leading provider of physician practice management services in hospital emergency departments ("EDs") and other practice settings. The Company has managed emergency physician practices for more than 20 years primarily in hospitals with higher volume EDs. The Company recruits physicians, evaluates their credentials, and arranges contracts and schedules for their services. EmCare assists in such operational areas as staff coordination, quality assurance and departmental accreditation and provides billing, recordkeeping, third-party payment programs and other administrative services. The Company markets its services primarily to larger hospitals with EDs that have more than 12,000 patient visits per year and multi-site systems (collectively referred to as "hospitals"). At April 30, 1996, the Company had management contracts relating to 85 EDs in 18 states with approximately 2.1 million patient visits per year. EmCare also provides billing and other physician practice management services, as well as temporary staffing across a broad range of medical specialties.

    Hospitals have been greatly affected by changes in the U.S. health care industry during the last several years, including the increasing use of capitated and other fixed payment systems that shift financial risk from payors to providers. The evolving managed care environment requires hospitals to be more cost-effective in all aspects of their operations, including the recruiting, scheduling, retaining, and managing of physicians, and the billing and collecting for their services. As a result many hospitals have turned to outside management organizations like the Company for physician practice management services.

    There are approximately 5,200 hospitals in the United States that operate emergency departments. Approximately 80% of these hospitals use outsourced physicians to staff their EDs. The groups to which ED services are outsourced are either national groups, regional groups, or small local groups. The national groups serve approximately 20% of the market. Approximately 40% of EDs use local physician groups that manage only one or two EDs. The Company believes that these groups are encountering increasing difficulty in controlling costs and satisfying recordkeeping and other administrative requirements as demanded in today's evolving health care industry. As a result, the Company believes that there are significant consolidation opportunities within the emergency physician practice management industry.

                                    STRATEGY

    The Company's objective is to continue to grow as a high quality, cost-effective provider of emergency physician practice management services in an increasingly competitive managed care environment. The Company's strategies to achieve this objective are to:

    - Pursue the growth of its physician practice management business by acquiring local and regional groups. These groups are faced with increasing pressure to provide systems and services requiring the resources and management expertise of a larger organization specializing in ED practice management.

    - Obtain new ED contracts through marketing efforts, both by replacing existing management companies and by contracting with hospitals that have not previously outsourced ED practice management.

    - Expand the use of facilities and systems of its higher volume EDs to provide cost-effective care to patients who require less urgent services and who do not otherwise have access to a physician. The

      Company also has continuing discussions with health maintenance organizations ("HMOs") and other managed care organizations concerning the use of EDs to provide medical services to their participants. These efforts are designed to expand ED capabilities and to increase patient volumes.

    - Provide to physicians resources necessary to compete in today's managed care environment, including access to patients, capital resources, information systems, and expertise in third-party payment programs and practice management.

    - Utilize experience in physician practice management to help its hospital clients control costs while providing consistent high quality care. These efforts include assisting clients in developing standardized procedures and protocols that reduce unnecessary diagnostic testing and aligning economic interests of physicians with the productivity of the ED.

                              RECENT ACQUISITIONS

    Consistent with its strategic objectives, the Company has completed the following six significant acquisitions since January 1, 1995, for an aggregate consideration of approximately $32.0 million and 489,688 shares of Common Stock:

    - On April 30, 1996, the Company acquired Medical Emergency Service Associates (MESA), S. C. ("MESA"), a physician practice management company providing ED services to eight hospitals and two occupational medicine clinics in Illinois, with approximately 212,000 patient visits per year. The Company's acquisition of MESA established a new and significant presence for the Company in the Chicago market.

    - On April 1, 1996, the Company acquired a physician practice providing ED services for a hospital in Houston, Texas, with approximately 23,000 patient visits per year. This acquisition expanded the Company's presence in the Houston market.

    - On September 7, 1995, the Company acquired Reimbursement Technologies, Inc. ("RTI"), a company which provided billing services to 18 emergency physician groups in eight states, only one of which was an existing EmCare group. The Company's acquisition of RTI enables the Company to perform internally the billing functions on those contracts on which the Company previously used third-party billing companies. As of April 30, 1996, the Company had transferred 15 of the Company's 49 independent billing contracts to RTI. In addition, following this transition the Company will seek to expand RTI's business of providing billing services for third-party clients.

    - On August 1, 1995, the Company acquired a physician practice providing in-patient physician services to five hospitals in Maryland, with approximately $1.9 million in net revenue per year. This acquisition complements the Company's acquisition of CEA in the Mid-Atlantic region of the United States discussed below.

    - On May 1, 1995, the Company acquired a physician practice providing ED services for a hospital in Arkansas, with approximately 29,000 patient visits per year, which established a new presence for the Company in that state.

    - On February 28, 1995, the Company acquired Capital Emergency Associates, P.A. ("CEA"), a physician practice management company providing ED services to seven hospital EDs in Maryland, Virginia, and Pennsylvania, with approximately 208,000 patient visits per year. The acquisition of CEA established a significant new presence for the Company in the Mid-Atlantic region of the United States.

                               EXECUTIVE OFFICES

    The Company's executive offices are located at 1717 Main Street, Suite 5200, Dallas, Texas 75201, and its telephone number is (214) 712-2000.

                                  THE OFFERING

Common Stock offered by the Company.........................  1,500,000 shares
Common Stock offered by the Selling Stockholders............  300,000 shares
Common Stock to be Outstanding after the Offering...........  9,639,840 shares(1)
Use of Proceeds.............................................  To   repay   the   outstanding
                                                              balance  under  the  Company's
                                                               bank credit facility,
                                                               complete   development    and
                                                               implementation of a
                                                               customized   ED   information
                                                               system, and make
                                                               acquisitions.  See  "Use   of
                                                               Proceeds."
NASDAQ National Market symbol...............................  EMCR

- ------------------------
(1) Excludes: (i) 1,009,207 shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's stock option plan, which options are currently exercisable for an aggregate of 286,950 shares of Common Stock, and (ii) 2,963,266 additional shares of Common Stock reserved for issuance upon the exercise of options that may be granted in the future under such stock option plan. See "Capitalization" and Note 8 of Notes to Consolidated Financial Statements of the Company.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                                THREE MONTHS
                                                                YEARS ENDED DECEMBER 31,                       ENDED MARCH 31,
                                             --------------------------------------------------------------  -------------------
                                               1991         1992          1993          1994        1995       1995      1996
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND NON-FINANCIAL DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue..............................  $  55,673    $  71,166   $     95,793   $  118,250   $ 156,826  $ 34,540  $  44,235
  Professional expenses....................     44,739       57,506         75,788       94,184     123,935    27,154     35,315
                                             ---------    ---------   ------------   ----------   ---------  --------  ---------
    Gross profit...........................     10,934       13,660         20,005       24,066      32,891     7,386      8,920
  General and administrative expenses......     10,001(1)     9,297         12,218(1)     13,583     16,760     3,927      4,245
  Depreciation and amortization............         81        3,566          5,846(2)      1,433      2,503       405        809
                                             ---------    ---------   ------------   ----------   ---------  --------  ---------
    Income from operations.................        852          797          1,941        9,050      13,628     3,054      3,866
  Interest income (expense), net...........        225       (1,551)        (2,012)      (1,913)        281       198       (100)
                                             ---------    ---------   ------------   ----------   ---------  --------  ---------
    Income (loss) before income taxes and
     extraordinary charge..................      1,077         (754)           (71)       7,137      13,909     3,252      3,766
  Income tax expense (benefit).............         35(3)       (53)            28        2,568       5,216     1,236      1,431
                                             ---------    ---------   ------------   ----------   ---------  --------  ---------
    Income (loss) before extraordinary
     charge................................      1,042         (701)           (99)       4,569       8,693     2,016      2,335
  Extraordinary charge, net of taxes.......         --           --             --          837          --        --         --
                                             ---------    ---------   ------------   ----------   ---------  --------  ---------
    Net income (loss)......................  $   1,042    $    (701)  $        (99)  $    3,732   $   8,693  $  2,016  $   2,335
                                             ---------    ---------   ------------   ----------   ---------  --------  ---------
                                             ---------    ---------   ------------   ----------   ---------  --------  ---------
  Income (loss) per share before
   extraordinary charge(4).................                           $      (0.05)  $     0.89   $    1.05  $   0.25  $    0.28
                                                                      ------------   ----------   ---------  --------  ---------
                                                                      ------------   ----------   ---------  --------  ---------
  Net income (loss) per share(4)...........                           $      (0.05)  $     0.73   $    1.05  $   0.25  $    0.28
                                                                      ------------   ----------   ---------  --------  ---------
                                                                      ------------   ----------   ---------  --------  ---------
  Weighted average shares outstanding......                                  1,856        5,138       8,251     7,911      8,433
OTHER DATA:
  EBITDA(5)................................  $     933    $   4,363   $      7,787   $   10,483   $  16,131  $  3,459  $   4,675
  Number of patient visits.................        N/A      930,000      1,170,000    1,410,000   1,797,000   405,000    481,000
  Number of facilities under contract at
   end of period...........................         37           43             57           62          75        71         75

                                                                                      AS OF MARCH 31, 1996
                                                                             ---------------------------------------
                                                                                                       PRO FORMA AS
                                                                              ACTUAL    PRO FORMA(6)    ADJUSTED(7)
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................................................  $  22,711    $  19,630      $  55,905
  Intangible assets, net...................................................     36,221       49,330         49,330
  Total assets.............................................................     85,196      102,140        135,415
  Short-term debt and current portion of long term debt....................      5,820        7,063          4,063
  Long-term debt...........................................................      2,334       11,595          3,779
  Total stockholders' equity...............................................     56,618       58,118        102,209

- ------------------------------
(1) Amount includes a non-recurring charge of $600,000 for the year ended December 31, 1993 for contingent payments to selling stockholders considered compensation expense in respect of a business acquisition completed in 1992 and an $823,000 charge for the year ended December 31, 1991 relating to compensation expense from a stock grant.

(2) Amount includes the write-off of the remaining assets related to officers' non-competition agreements of $2.0 million and scheduled amortization of such assets of $2.1 million.

(3) During 1991, the Company was a Subchapter S corporation for federal income tax purposes and, accordingly, was not subject to federal income taxes.

(4) Per share amounts for periods prior to 1993 are not comparable to subsequent period amounts due to the completion of a recapitalization in February 1992 and consequently are not included in this table.

(5) EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and extraordinary charges and is not intended to represent an alternative to net income or any other measure of performance under generally accepted accounting principles. The Company believes that investors may find this measure useful as an indicator of financial performance.

(6) Gives effect to the acquisition of MESA as if such acquisition had occurred on March 31, 1996.

(7) Gives effect to the acquisition of MESA as if such acquisition had occurred on March 31, 1996, as further adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND INCORPORATED INTO THIS PROSPECTUS BY REFERENCE, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

ADVERSE TAX OR OTHER CONSEQUENCES IF INDEPENDENT CONTRACTOR PHYSICIANS ARE RECLASSIFIED AS EMPLOYEES

    EmCare contracts with physicians generally as independent contractors to fulfill its contractual obligations to its hospital clients. Since the Company considers most of the physicians with whom it contracts to be independent contractors, as opposed to employees, EmCare neither withholds federal or state income or other employment related taxes nor makes federal or state unemployment tax or Federal Insurance Contributions Act ("FICA") payments (except as described below), nor provides workers' compensation insurance with respect to the physicians engaged as independent contractors. The Company regards the payment of applicable taxes as the responsibility of such physicians. No federal or state governmental agency has challenged or accepted the Company's classification of such physicians as independent contractors except New York's State Department of Labor. As a result of a challenge by this agency, EmCare pays unemployment tax with respect to New York-based physicians. The classification of physicians as independent contractors depends upon the facts and circumstances of the relationship, and there can be no assurance that federal or state taxing authorities or other parties will not challenge EmCare's past or present classification of physicians and determine that such physicians should be classified as employees. In the event of a determination that the physicians engaged as independent contractors are employees, EmCare and its operations would be materially and adversely affected and the Company may be subject to retroactive taxes and penalties. Under current federal tax law, a "safe harbor" from reclassification, and consequently retroactive taxes and penalties, is available if the Company's current treatment is consistent with a long-standing practice of a significant segment of the Company's industry and if the Company meets certain other requirements. If challenged, there can be no assurance that the Company would prevail in demonstrating the applicability of the safe harbor to its operations. Further, proposals have been made in the recent past, and could be made in the future, to eliminate the safe harbor. See "Business -- Contractual Arrangements -- Physician Relationships."

STATE LAWS REGARDING PROHIBITION OF CORPORATE PRACTICE OF MEDICINE

    Business corporations such as the Company are generally not permitted under state law to practice medicine, exercise control over the medical judgments or decisions of physicians, or engage in certain practices, such as fee splitting, with physicians. The Company performs only non-medical administrative services, does not represent to the public or its clients that it offers medical services, and does not exercise influence or control over the practice of medicine by the physicians with whom it contracts. Accordingly, the Company believes that it is not in violation of applicable state laws relating to the practice of medicine. There can be no assurance that regulatory authorities or other parties will not assert that EmCare is engaged in the corporate practice of medicine. If such a claim were successfully asserted in any state the Company could be subject to civil and criminal penalties under such state's law and could be required to restructure its arrangements in that state. Such results or the inability to successfully restructure contractual arrangements could have a material adverse effect upon the Company. See "Business -- Contractual Arrangements."

LITIGATION CONCERNING BILLING FOR PHYSICIAN SERVICES

    The Civil Division of the U.S. Department of Justice ("DOJ") has named the Company as a defendant in a civil lawsuit styled United States ex rel. Theresa Semtner v. Emergency Physician Billing Services, Inc., et al. (Cause No. 94-CB-617), which was filed under seal on April 29, 1994, in the United States District Court for the Western District of Oklahoma (the "DOJ Lawsuit"). In June 1995, the DOJ informed the Company that the DOJ intended to pursue this lawsuit against a third-party billing company that provides billing services on a contract basis for the Company and a number of other customers. Initially, the DOJ agreed not to name the Company as a defendant in the lawsuit, but later informed the Company that the DOJ intended to pursue the lawsuit against the Company, as well as other defendants, unless settlement discussions were successful by February 1, 1996. The lawsuit was not settled by this deadline, and on February 1, 1996, the

DOJ named the Company in the lawsuit. During the period of time covered by the lawsuit, the billing company submitted on behalf of the Company more than 750,000 claims for payment under Medicare, Medicaid and CHAMPUS programs. The lawsuit seeks treble damages, civil penalties of $10,000 for each claim in question, reimbursement of costs, and such other relief as the court deems just and equitable.

    In the lawsuit, the DOJ alleges improper coding by the third-party billing company of charges under the Medicare, Medicaid and CHAMPUS programs in violation of the False Claims Act, 31 U.S.C. Section3729 ET. SEQ. The billing company has advised the Company that it is confident that the DOJ allegations are incorrect. The Company does not currently possess sufficient information to determine the likelihood or amount of potential liabilities relating to alleged improper coding, if any. Under the Company's contracts with the third-party billing company, the billing company has agreed to be responsible for all coding errors. However, there is no assurance that the Company will be able to obtain indemnification from the third-party billing company for any improper coding or that it will have the resources to honor these obligations.

    In addition to its allegations of improper coding, the DOJ has notified the Company of its position that the Company's contracts with the third party billing company fail to comply with applicable law because the billing company's fee is based on a percentage of the amount collected. The DOJ has further notified the Company that the DOJ believes that, as a result of such alleged illegality, each claim submitted for payment under this arrangement constitutes a false claim under the False Claims Act. The Company believes that such reassignment is consistent with industry practice. Although the Company is aware that such reassignments are not in compliance with applicable law relating to reassignment of Medicare claims, the Company does not believe that the failure to comply with applicable law imposing restrictions on reassignment of Medicare claims renders such claims or Medicaid or CHAMPUS claims false claims within the meaning of the False Claims Act. If the Company does not prevail on this issue, it is possible that the DOJ could make similar allegations with respect to: (i) reassignments to the third-party billing company after the period covered by the DOJ Lawsuit, and (ii) reassignments to the Company's wholly-owned billing subsidiary. The Company is evaluating alternative billing arrangements to avoid this issue in the future.

    The Company believes that it has various defenses to the positions taken by the DOJ in connection with the DOJ Lawsuit. However, there can be no assurance that the outcome of the DOJ Lawsuit will not have a material adverse effect on the Company's financial condition and results of operations.

RELIANCE UPON GOVERNMENT AND OTHER PAYMENT PROGRAMS

    A substantial portion of patients treated by physicians under contract with EmCare is covered by, and a substantial portion of the Company's net revenue is derived from payments made by, government-sponsored health care programs (principally Medicare and Medicaid). Funds received under these programs are subject to audit with respect to the proper billing for physician services and, accordingly, retroactive adjustments of revenue from these programs may occur. In late 1994, the Health Care Financing Administration ("HCFA"), an agency of the United States government, issued guidelines establishing new documentation standards for Medicare and Medicaid claims submitted for payment. Medicare and Medicaid carriers began to implement the new standards on August 1, 1995, after a grace period which allowed providers to educate themselves about the new guidelines. In addition, a payment program known as "Resource Based Relative Value Scale" ("RBRVS"), which is intended to reallocate medical payments among medical specialties, took effect January 1, 1992 and is expected to be fully implemented by December 31, 1996. The RBRVS system is intended to create a payment structure independent of direct reliance by governmental and private third-party payors on hospital costs and physician charges. Under the HCFA guidelines and RBRVS regulations, the aggregate fee payments from Medicare for certain ED procedures could adversely affect the Company's operating results and financial condition, especially if followed by reductions in payments by commercial third-party payors. The Company expects that there will continue to be proposals to limit payment levels by third-party payors. Additionally, the health care industry is experiencing a trend toward cost containment, as third-party payors seek to impose lower payment rates and negotiate and reduce contract rates or capitated and other financial risk-shifting payment systems with service providers. The Company cannot predict at this time whether or when any of these proposals will be adopted or, if adopted and implemented, what affect, if any, such proposals would have on the Company. There can no assurance that payments under governmental or private payment programs will remain at levels comparable to present levels.

COLLECTION AND RELATED RISK

    Services performed by physicians employed by or under contract with the Company are generally charged on a fee for service basis, and EmCare's revenue is derived from such fees. These fees are either: (i) billed and collected by the related hospital, which remits monthly to EmCare a negotiated amount ("hospital-based billing contracts"), or (ii) billed and collected separately by the Company ("independent billing contracts"). Under independent billing contracts the Company assumes the financial risks related to collection, including the potential uncollectibility of accounts and delays attendant to third-party payment programs. The percentage of EDs under management by EmCare covered by independent billing contracts has increased from approximately 31% at December 31, 1990 to approximately 58% at April 30, 1996. Failure to manage adequately the collection risks and working capital demands associated with independent billing contracts could have an adverse effect upon the Company. In addition, the Company's business could be adversely affected by changes in patient mix or volume, payment program levels and covered services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Contractual Arrangements -- Hospital Relationships and Billing Arrangements."

RISKS ASSOCIATED WITH TRANSITION TO INTERNAL BILLING

    Consistent with the Company's strategy to internally perform its billing function, the Company acquired RTI in September 1995. Effective January 1, 1996 the Company began transitioning to RTI the billing for physician services under its independent billing contracts on which it previously used third-party billing companies. This transition will eliminate the fee that the Company pays to these third-party billing companies for their services. At this time, the Company is uncertain how the transition will ultimately affect the revenue per patient visit and collection expenses that the Company realizes versus those historically realized when using third-party billing companies. As of April 30, 1996, the Company had transferred to RTI the billing responsibilities on 15 of the Company's 49 independent billing contracts on which it previously used third-party billing companies.

RISKS RELATING TO GROWTH STRATEGY

    EmCare's strategy involves growth, both internally and through acquisitions. As a result, EmCare is subject to certain growth-related risks, including the risk that it will be unable to retain personnel or acquire other resources necessary to service such growth adequately. There can be no assurance that in the future suitable acquisition candidates will be identified or that any acquisition will be completed, will be integrated successfully into EmCare's operations or will be successful in achieving desired objectives for increased profitability. The Company competes against other companies for acquisitions. Although EmCare is engaged in discussions from time to time with respect to potential acquisitions, as of the date hereof there is no agreement in principle with respect to any material acquisition. Finally, many of the expenses arising from EmCare's efforts to increase market penetration may have a negative impact on operating results until such time as these expenses are offset by increased revenues. The Company's marketing activities includes bidding on a competitive basis for emergency physician practice management contracts. There can be no assurance that any contract obtained in this manner will be profitable. In addition to growth through marketing efforts, EmCare intends to continue to pursue acquisitions of providers of ED services in connection with hospitals and other health care institutions in complementary or related fields. There can be no assurance that the Company will be able to continue to implement its growth strategy, or that this strategy will ultimately be successful. See "-- Intense Competition," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy," and "Business -- Marketing."

CUSTOMER AND GEOGRAPHIC CONCENTRATION

    EmCare's two largest ED management contracts, which relate to separate hospital systems, accounted for approximately 16% of its operating revenue in 1995. The loss of either of these clients could have a material adverse effect upon the Company. The current terms of the Company's contracts with these hospital systems are scheduled to expire at various times within the next 20 months. There can be no assurance that any contract will be renewed or, if renewed, that it will contain terms as favorable to EmCare as the current contract. In addition, for the twelve months ended March 31, 1996, EmCare derived approximately 43% of its revenue from hospitals in Texas, and hospitals in Florida, Maryland, Illinois and Pennsylvania accounted for an additional 28% of EmCare's revenue, determined on a pro forma basis as if the acquisitions of CEA and MESA had occurred on January 1, 1995. Health care reform or other developments that adversely affect EmCare's operations in these states could have a disproportionately large effect upon the Company. See "-- Dependence on Key Personnel, PAs and Qualified Physicians" and "Business -- Contractual Arrangements."

DEPENDENCE ON KEY PERSONNEL, PAS AND QUALIFIED PHYSICIANS

    The Company is dependent in large part upon the leadership and active participation of Leonard M. Riggs, Jr., M.D., the Company's Chairman of the Board and Chief Executive Officer, and William F. Miller, III, the Company's President and Chief Operating Officer. Dr. Riggs has more than a 20-year relationship with EmCare's largest hospital client, serving as its Chief of Emergency Medicine and on its Medical Board for over ten years. The Company does not have non-compete agreements with Dr. Riggs and Mr. Miller. The loss to the Company of the services of Dr. Riggs or Mr. Miller, regardless of whether either may choose to compete with the Company, could have an adverse effect upon the Company's future operations. In February 1992, the Company entered into a five-year employment contract with each of Dr. Riggs and Mr. Miller which provides inducements for their continued active participation in the business. The Company has purchased key-man life insurance on Dr. Riggs and Mr. Miller providing $2.0 million and $1.0 million, respectively, in coverage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management."

    In   certain  states   the  Company  contracts   with  certain  professional
associations (the "PAs"). Where the PA structure is utilized, a PA contracts with the hospital client and physicians necessary to serve such hospital's ED. Any event which has the effect of terminating or materially interfering with the Company's relationships with the PAs or the PAs' relationships with hospital clients could have a material adverse effect on EmCare. See "Business -- Contractual Arrangements -- PA Management Agreements."

    EmCare's business depends to a significant degree on its ability to recruit sufficient numbers of qualified physicians. There currently is a substantial shortage of board certified emergency medicine physicians, and EmCare competes with many types of health care providers, as well as teaching, research and governmental institutions, for the services of such physicians. There can be no assurance the Company will be able to recruit sufficient numbers of qualified physicians. Inability to successfully recruit physicians could adversely affect the Company's ability to add new clients or lines of business. See "Business -- Contractual Arrangements."

INTENSE COMPETITION

    The provision of emergency physician practice management is characterized by intense competition. Such competition can adversely affect the Company's profit margins. The Company competes with national and regional enterprises, certain of which have substantially greater financial and other resources available to them. In addition, certain of these firms may have greater access than the Company to physicians and potential clients. The Company also, in effect, competes against local ED physician groups and hospital-operated EDs for satisfying staffing and scheduling needs. In addition, as EmCare pursues its strategies it may enter other areas of growing national and regional competition. See "Business -- Strategy."

RISK OF ADVERSE EFFECT ARISING FROM HEALTH CARE REFORM

    Numerous legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the U.S. health care system nationally or at the state level. Among the proposals under consideration are cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all business offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens. It is not clear at this time what proposals will be adopted, if any, or, if adopted, what effect, if any, such proposals would have on EmCare's business. Certain proposals, such as cutbacks in the Medicare and Medicaid programs, containment of health care costs on an interim basis by means that could include a short-term freeze on prices charged by physicians, hospitals and other health care providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect EmCare. There can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have an adverse affect on EmCare. See "-- Reliance Upon Government and Other Payment Programs."

PROFESSIONAL AND GENERAL LIABILITIES

    The Company periodically becomes involved in professional and general liability claims with the attendant risk of substantial damage awards. The most significant source of potential liability in this regard is the negligence of physicians under contract with the Company. The Company performs only non-medical administrative services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine by physicians with whom it contracts. However, it could be asserted that the Company should be held liable for any malpractice of its independent contractor physicians under various theories, including theories that an independent contractor physician is an employee or agent of the Company or that the Company was negligent in contracting with such physician. Additionally, the Company's contracts with certain of its hospital clients require the Company to indemnify the hospital for losses suffered thereby, including losses resulting from a physician's malpractice. There can be no assurance that a future claim or claims will not be successful or if successful will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs. See "Business
- -- Emergency Physician Practice Management -- Recruiting and Credentialing."

ANTI-TAKEOVER PROVISIONS

    The Company's certificate of incorporation and by-laws contain provisions that may make it more difficult for a third-party to acquire, or discourage acquisition bids for, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

    The net proceeds to the Company of the sale of 1,500,000 shares of Common Stock offered hereby by the Company, assuming a public offering price of $31.25 per share, are estimated to be approximately $44.1 million ($50.9 million if the Underwriters exercise their over-allotment option from the Company in full). The Company expects to use approximately $12.0 million to repay the outstanding balance under its bank credit facility (the "Credit Facility"), $2.5 million to complete the development and implementation of a customized ED information system, and the balance of the net proceeds, together with borrowings under the Credit Facility, to make acquisitions. The amount outstanding under the Credit Facility as of May 31, 1996 was $12.0 million, which the Company incurred in connection with acquisitions. Such amount bears interest at variable rates (approximately 6% at May 31, 1996) and is payable on February 20, 1999. Until used, the Company's net proceeds from this offering will be invested in short-term, investment grade, interest-bearing obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy," and "Business -- Information Systems."

                          PRICE RANGE OF COMMON STOCK

    The Company completed its initial public offering of Common Stock in December 1994 at an initial public offering price of $11.00 per share. The Common Stock began trading on the Nasdaq National Market under the symbol EMCR on December 8, 1994. The table below sets forth the high and low sale prices for the Common Stock on the Nasdaq National Market during the periods indicated.

                                                                                                    HIGH       LOW
YEAR ENDED DECEMBER 31, 1994:
  4th Quarter (from December 8 to December 31)...................................................  $143/4    $11
YEAR ENDED DECEMBER 31, 1995:
  1st Quarter....................................................................................   205/8     131/8
  2nd Quarter....................................................................................   201/2     181/8
  3rd Quarter....................................................................................   233/4     177/8
  4th Quarter....................................................................................   267/8     193/8
YEAR ENDING DECEMBER 31, 1996:
  1st Quarter....................................................................................   301/2     211/4
  2nd Quarter (from April 1 to May 31)...........................................................   321/2     251/2

    The reported last sale price for the Common Stock on the Nasdaq National Market on May 31, 1996 was $31.25 per share. As of that date, the Common Stock was held by approximately 83 holders of record.

                                DIVIDEND POLICY

    Since its initial public offering, the Company has not declared or paid, nor does it currently intend to declare or pay, cash dividends on the Common Stock, but intends instead to retain any future earnings for reinvestment in its business. In addition, the Credit Facility prohibits the Company from paying dividends and restricts the ability of the Company's subsidiaries and the PAs to pay dividends or make distributions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of Notes to Consolidated Financial Statements of the Company.

                                 CAPITALIZATION

    The following table sets forth: (i) the short-term debt (including the current portion of long-term debt) and total capitalization of the Company as of March 31, 1996, (ii) the pro forma short-term debt and capitalization of the Company assuming the acquisition of MESA occurred on March 31, 1996, and (iii) such pro forma information as further adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock pursuant to this offering, assuming an offering price of $31.25 per share, and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto appearing elsewhere in this Prospectus. See "Use of Proceeds."

                                                                                    AS OF MARCH 31, 1996
                                                                           ---------------------------------------
                                                                                                     PRO FORMA AS
                                                                            ACTUAL    PRO FORMA(2)     ADJUSTED
                                                                                       (IN THOUSANDS)
Short-term debt (including the current portion of long-term debt)........  $   5,820   $     7,063    $     4,063
                                                                           ---------  -------------  -------------
                                                                           ---------  -------------  -------------
Long-term obligations....................................................  $   2,334   $    11,595    $     3,779
Stockholders' equity:
  Preferred stock, par value $.01 per share; no shares issued or
   outstanding...........................................................         --            --             --
  Common stock, par value $.01 per share; 8,117,000 shares issued and outstanding, actual and pro forma; and 9,617,000 shares issued and
   outstanding, pro forma as adjusted(1).................................         81            81             96
  Additional paid-in capital.............................................     42,577        44,077         88,153
  Retained earnings......................................................     13,960        13,960         13,960
                                                                           ---------  -------------  -------------
    Total stockholders' equity...........................................     56,618        58,118        102,209
                                                                           ---------  -------------  -------------
    Total capitalization.................................................  $  58,952   $    69,713    $   105,988
                                                                           ---------  -------------  -------------
                                                                           ---------  -------------  -------------

- ------------------------
(1) Excludes: (i) 1,009,207 shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's stock option plan, which options were exercisable for an aggregate of 286,950 shares of Common Stock, and (ii) 2,963,266 additional shares of Common Stock reserved for issuance upon the exercise of options that may be granted in the future under such stock option plan.

(2) Assumes the acquisition of MESA as of March 31, 1996 for a total purchase price of $11.1 million, including $7.8 million borrowed under the Credit Facility, $1.8 million in long-term obligations, 56,355 shares of Common Stock to be issued in the future valued at $1.5 million, and assumed short and long-term obligations of $866,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below as of December 31, 1991, 1992, 1993, 1994, and 1995, and for the years then ended, have been derived from the Consolidated Financial Statements of the Company, which statements have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data presented as of March 31, 1996, and for the three month periods ended March 31, 1995 and 1996, have been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the audited Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus and include, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary to present fairly such selected financial data for these periods. The results of operations for any such period are not necessarily indicative of the results of operations for a full year. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                                                             THREE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                            MARCH 31,
                                          -----------------------------------------------------------------  -------------------
                                             1991        1992          1993           1994          1995       1995      1996
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND NON-FINANCIAL DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue...........................  $55,673      $  71,166   $   95,793      $   118,250   $  156,826  $ 34,540  $  44,235
  Professional expenses.................   44,739         57,506       75,788           94,184      123,935    27,154     35,315
                                          ----------   ---------   -------------   -----------   ----------  --------  ---------
    Gross profit........................   10,934         13,660       20,005           24,066       32,891     7,386      8,920
  General and administrative expenses...   10,001(1)       9,297       12,218(1)        13,583       16,760     3,927      4,245
  Depreciation and amortization.........       81          3,566        5,846(2)         1,433        2,503       405        809
                                          ----------   ---------   -------------   -----------   ----------  --------  ---------
    Income from operations..............      852            797        1,941            9,050       13,628     3,054      3,866
  Interest income (expense), net........      225         (1,551)      (2,012)          (1,913)         281       198       (100)
                                          ----------   ---------   -------------   -----------   ----------  --------  ---------
    Income (loss) before income taxes
     and extraordinary charge...........    1,077           (754)         (71)           7,137       13,909     3,252      3,766
  Income tax expense (benefit)..........       35(3)         (53)          28            2,568        5,216     1,236      1,431
                                          ----------   ---------   -------------   -----------   ----------  --------  ---------
    Income (loss) before extraordinary
     charge.............................    1,042           (701)         (99)           4,569        8,693     2,016      2,335
  Extraordinary charge, net of taxes....       --             --           --              837           --        --         --
                                          ----------   ---------   -------------   -----------   ----------  --------  ---------
    Net income (loss)...................  $ 1,042      $    (701)  $      (99)     $     3,732   $    8,693  $  2,016  $   2,335
                                          ----------   ---------   -------------   -----------   ----------  --------  ---------
                                          ----------   ---------   -------------   -----------   ----------  --------  ---------
  Income (loss) per share before
   extraordinary charge (4).............                           $    (0.05)     $      0.89   $     1.05  $    .25  $     .28
                                                                   -------------   -----------   ----------  --------  ---------
                                                                   -------------   -----------   ----------  --------  ---------
  Net income (loss) per share (4).......                           $    (0.05)     $      0.73   $     1.05  $    .25  $     .28
                                                                   -------------   -----------   ----------  --------  ---------
                                                                   -------------   -----------   ----------  --------  ---------
  Weighted average shares outstanding...                                1,856            5,138        8,251     7,911      8,433
OTHER DATA:
  EBITDA (5)............................  $   933      $   4,363   $    7,787      $    10,483   $   16,131  $  3,459  $   4,675
  Number of patient visits..............      N/A        930,000    1,170,000        1,410,000    1,797,000   405,000    481,000
  Number of facilities under contract at
   end of period........................       37             43           57               62           75        71         75

                                                           AS OF DECEMBER 31,                    AS OF MARCH
                                          -----------------------------------------------------      31,
                                            1991       1992       1993       1994       1995        1996
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.......................  $   7,645  $  12,726  $  14,915  $  28,041  $  18,948   $  22,711
  Intangible assets, net................         --     10,189      6,285     11,296     36,543      36,221
  Total assets..........................     16,193     38,548     41,233     55,214     80,743      85,196
  Short term debt.......................        982      3,546      3,402      2,033      2,956       5,820
  Long-term debt........................        651     16,840     15,097      2,390      2,500       2,334
  Mandatory redeemable convertible
   preferred stock......................         --     14,500     14,500         --         --          --
  Total stockholders' equity
   (deficit)............................      3,717     (9,622)    (9,020)    34,499     52,730      56,618

- ----------------------------------
(1) Amount includes a non-recurring charge of $600,000 for the year ended December 31, 1993, for contingent payments to selling stockholders considered compensation expense in respect of a business acquisition completed in 1992 and an $823,000 charge for the year ended December 31, 1991 relating to compensation expense from a stock grant.
(2) Amount includes the write-off of the remaining assets related to certain officers' non-competition agreements of $2.0 million and scheduled amortization of such assets of $2.1 million.
(3) During the year ended December 31, 1991 the Company was a Subchapter S corporation for federal income tax purposes and, accordingly, was not subject to federal income taxes.
(4) Per share amounts for periods prior to 1993 are not comparable to subsequent period amounts due to the completion of the recapitalization of the Company in February 1992 and consequently are not included in this table.
(5) EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and extraordinary charges and is not intended to represent an alternative to net income or any other measure of performance under generally accepted accounting principles. The Company believes that investors may find this measure useful as an indicator of financial performance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    The Company is a leading provider of physician practice management services in hospital EDs and other practice settings. The Company recruits and evaluates the credentials of physicians and arranges contracts and schedules for their services. The Company has managed emergency physician services for more than 20 years primarily in larger hospitals with high volume EDs. At April 30, 1996, the Company had management contracts relating to 85 EDs in 18 states with approximately 2.1 million patient visits per year. In addition to the Company's emergency physician practice management, the Company provides physician practice management for hospital-based radiology, intensive care and lower volume emergency medicine practices, and for primary care physician group practices. The Company also provides billing services for emergency physician practice management contracts and provides physician placement services, primarily on a LOCUM TENENS (temporary) basis, across a broad range of practice specialties.

    Revenue is recorded in the period the services are rendered as determined by the respective contracts with the health care providers. Professional expenses are based on the terms of the respective contracts with the physicians. Services performed by physicians under contract with the Company are generally charged on a fee for service basis, and the Company's revenue is derived from such fees. These fees are either: (i) collected by the related hospital, which remits a negotiated amount monthly to the Company, or (ii) billed and collected separately by the Company ("independent billing contracts"). In independent billing contract arrangements, the Company arranges for third-party billing firms or a subsidiary to bill and collect directly for services performed by the physicians. Cost of collections is included in professional expense.

    The table below sets forth for the periods indicated the percentage of net revenue contributed by emergency physician practice management and other services.

                                                                                                     THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                MARCH 31,
                                                           -------------------------------------  ------------------------
                                                              1993         1994         1995         1995         1996
Emergency Physician Practice Management Services.........       91.7%        92.8%        92.4%        92.6%        90.4%
Other Services...........................................        8.3          7.2          7.6          7.4          9.6
                                                               -----        -----        -----        -----        -----
                                                               100.0%       100.0%       100.0%       100.0%       100.0%
                                                               -----        -----        -----        -----        -----
                                                               -----        -----        -----        -----        -----

    Management believes its emergency physician practice management business should continue to realize steady internal growth. Also, the emergency physician practice management business is highly fragmented and the market is consolidating. Accordingly, acquisitions have been a significant part of the Company's growth in the past and the Company intends to continue to expand its business through acquiring local and regional groups with high volume contracts and favorable demographics.

    The Company's future results of operations will depend in a large part on the Company's ability to: (i) continue to acquire physician practice management companies on attractive terms and to successfully integrate and manage the acquired operations, (ii) to obtain new emergency physician practice management contracts on attractive terms and to successfully operate under such contracts, and (iii) to increase revenues on existing emergency physician practice management contracts. There can be no assurance that in the future suitable acquisition candidates will be identified or that any acquisition will be completed, will be integrated successfully into the Company's operations or will be successful in achieving desired objectives for increased profitability. Furthermore, there can be no assurance that the Company will be successful in bidding for and obtaining new contracts, that it will operate profitably under any new contracts, or that it will be able to increase revenue on existing contracts. See "Risk Factors -- Risks Relating to Growth Strategy."

    This Prospectus contains  forward looking statements  within the meaning  of
Section 27A of the Securities Act of 1933 (as amended, the "Securities Act"). All statements other than statements of historical fact contained in this Prospectus, including statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," concerning the Company's financial position and liquidity, ability to expand its operations through acquisitions and marketing, and other matters are forward looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance exists that such expectations will prove correct. Factors that could cause the Company's results to differ significantly from the results discussed in the forward looking statements include the risks described in the "Risk Factors" section, such as the constantly changing health care environment, the pace of new business and acquisition activity, the payment programs for health care services, the developments in the DOJ Lawsuit, the implementation of the new guidelines by the HCFA for documentation of Medicare and Medicaid claims, and the transition of certain of the Company's billing activities to its newly acquired billing subsidiary. All forward looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

RESULTS OF OPERATIONS

    The following table sets forth, as a percentage of net revenue, certain statement of income data for the periods indicated as well as percentage changes from period to period in the data presented:

                                                                                                         FIRST
                                                                                                         THREE
                                                              THREE MONTHS      FISCAL      FISCAL      MONTHS
                                  YEAR ENDED DECEMBER 31,    ENDED MARCH 31,     1994        1995        1996
                                  ------------------------   ---------------   COMPARED    COMPARED    COMPARED
                                   1993     1994     1995     1995     1996     TO 1993     TO 1994     TO 1995
Net revenue.....................  100.0%   100.0%   100.0%   100.0%   100.0%       23.4%       32.6%       28.1%
Professional expenses...........   79.1     79.6     79.0     78.6     79.8        24.3        31.6        30.1
Gross profit....................   20.9     20.4     21.0     21.4     20.2        20.3        36.7        20.8
General and administrative
 expenses.......................   12.8     11.5     10.7     11.4      9.6        11.2        23.4         8.1
Depreciation and amortization...    6.1      1.2      1.6      1.2      1.8       (75.5)       74.7        99.8
Income from operations..........    2.0      7.7      8.7      8.8      8.7       *            50.6        26.6
Income (loss) before income
 taxes and extraordinary
 charge.........................  (0.1)      6.0      8.9      9.4      8.5       *            94.9        15.8
Income (loss) before
 extraordinary charge...........  (0.1)      3.9      5.5      5.8      5.3       *            90.3        15.8

- ------------------------
* Not meaningful

THREE MONTHS ENDED MARCH 31, 1996 AS COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

    NET REVENUE. Net revenue increased $9.7 million, or 28.1%, to $44.2 million for the three months ended March 31, 1996 from $34.5 million for the three months ended March 31, 1995. Of this increase, $7.7 million was attributable to increased revenue from the Company's ED contracts. Net revenue from other services increased $2.0 million, contributing 5.8% to the 28.1% total period-to-period increase. This consists of $1.4 million attributable to the Company's billing company which was acquired in September 1995, an increase of $653,000 attributable to the Company's management of primary care physician group practices, and a decrease of $65,000 attributable to other non-ED services.

    Same store ED contract revenue increased $1.9 million, or 6.7%, to $30.2 million for the three months ended March 31, 1996 from $28.3 million for the three months ended March 31, 1995, contributing 5.5% to the 28.1% total period-to-period increase. "Same store" revenue consists of revenue derived from EDs under management from the beginning of the prior period through the end of the subsequent period. New ED contracts generated by the Company's marketing activities contributed $3.8 million of the increase in net revenue, or 11.0% to the 28.1% total period-to-period increase. Acquisitions contributed $3.6 million of the increase in net revenue, or 10.4% to the 28.1% total period-to-period increase. Included in the period-to-period increase in net revenue is a negative impact of $1.6 million, or 4.6% to the 28.1% total period-to-period increase caused by the loss of contracts.

    PROFESSIONAL EXPENSES. Professional expenses primarily consist of fees paid to physicians under contract with the Company, collection fees relating to independent billing contracts billed by vendors, operating expenses for the billing company, and professional liability insurance premiums for physicians under contract. Professional expenses increased by $8.1 million, or 30.1%, to $35.3 million for the three months ended March 31, 1996 from $27.2 million for the three months ended March 31, 1995. This increase was primarily attributable to the addition of new ED contracts. Expenses related to other services increased $1.9 million from period to period, including $1.3 million related to the acquired billing company. As a percentage of net revenue, professional expenses increased to 79.8% in the three months ended March 31, 1996 from 78.6% in the same period in 1995. The increase in professional expenses as a percentage of net revenue is primarily due to the operating costs associated with the billing company acquired in September 1995.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $318,000, or 8.1%, to $4.2 million for the three months ended March 31, 1996 from $3.9 million for the three months ended March 31, 1995. This increase is primarily attributable to the incremental administrative costs related to the new EDs under management. As a percentage of net revenue, general and administrative expenses decreased to 9.6% in the three months ended March 31, 1996 from 11.4% in the same period in 1995 as the Company continues to leverage its infrastructure with greater revenue growth.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization consist principally of amortization of goodwill, contracts and non-competition agreements entered into in connection with business acquisitions. Depreciation and amortization increased by $404,000, or 99.8%, to $809,000 for the three months ended March 31, 1996 from $405,000 for the three months ended March 31, 1995, principally due to business acquisitions.

    INTEREST INCOME/EXPENSE. Interest expense increased by $26,000, or 17.8%, to $172,000 for the three months ended March 31, 1996 from $146,000 for the three months ended March 31, 1995. Interest income decreased by $272,000, or 79.1%, to $72,000 for the three months ended March 31, 1996 from $344,000 for the three months ended March 31, 1995, primarily due to lower cash balances available for investment in the first quarter of 1996. Cash balances were higher in the first quarter of 1995 as a result of the Company's initial public offering in December 1994.

    INCOME TAXES. The Company's effective tax rate remained unchanged at 38.0% from period to period.

YEAR ENDED DECEMBER 31, 1995 AS COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET REVENUE. Net revenue increased $38.5 million, or 32.6%, to $156.8 million for the year ended December 31, 1995 from $118.3 million for the year ended December 31, 1994. Of this increase, $35.2 million was attributable to increased revenue from the Company's ED contracts. Net revenue from other services increased $3.3 million, contributing 2.8% to the 32.6% total period-to-period increase. This consists of $2.0 million attributable to the Company's acquired billing company, an increase of $1.1 million attributable to the Company's management of primary care physician group practices, and a decrease of $200,000 attributable to other non-ED services.

    Same store ED contract revenue increased $8.4 million, or 9.1%, to $100.9 million for the year ended December 31, 1995 from $92.5 million for the year ended December 31, 1994, contributing 7.1% to the 32.6% total period-to-period increase. New ED contracts generated by the Company's marketing activities contributed $15.3 million of the increase in net revenue, or 12.9% to the 32.6% total period-to-period increase. Acquisitions contributed $17.5 million of the increase in net revenue, or 14.8% to the 32.6% total period-to-period increase. Included in the period-to-period increase in net revenue is a negative impact of $6.0 million, or 5.1% to the 32.6% total period-to-period increase, caused by the loss of contracts.

    PROFESSIONAL EXPENSES. Professional expenses primarily consist of fees paid to physicians under contract with the Company, collection fees relating to independent billing contracts billed by vendors, operating expenses for the newly acquired billing company, and professional liability insurance premiums for physicians under contract. Professional expenses increased by $29.7 million, or 31.6%, to $123.9 million for the year ended December 31, 1995 from $94.2 million for the year ended December 31, 1994. This increase was primarily attributable to the addition of new ED contracts. Expenses relating to other services increased by $3.6 million from period to period, including $2.1 million related to the acquired billing company. As a percentage of net revenue, professional expenses decreased to 79.0% in the year ended December 31, 1995 from 79.6% in the same period in 1994.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $3.2 million, or 23.4%, to $16.8 million for the year ended December 31, 1995 from $13.6 million for the year ended December 31, 1994. This increase is primarily attributable to the incremental administrative costs related to the new EDs under management. As a percentage of net revenue, general and administrative expenses decreased from 11.5% in the 1994 period to 10.7% in the 1995 period as the Company continues to leverage its infrastructure with greater revenue growth.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization consist principally of amortization of goodwill, contracts, and non-competition agreements entered into in connection with business acquisitions. Depreciation and amortization increased by $1.1 million, or 74.7%, to $2.5 million for the year ended December 31, 1995 from $1.4 million for the year ended December 31, 1994, principally due to the acquisitions.

    INTEREST INCOME/EXPENSE. Interest expense decreased by $1.6 million, or 72.7%, to $652,000 for the year ended December 31, 1995 from $2.2 million for the year ended December 31, 1994, principally due to the repayment of $14.5 million of subordinated debt in December 1994. Interest income increased by $602,000, or 182%, to $933,000 for the year ended December 31, 1995 from $331,000 for the year ended December 31, 1994, primarily due to higher cash balances available for investment as a result of the Company's initial public offering in December 1994 and higher interest rates applicable to invested cash.

    INCOME TAXES. The Company's effective tax rate increased to 37.5% for the year ended December 31, 1995 from 36% for the year ended December 31, 1994, due principally to non-deductible amortization expense arising from acquisitions.

YEAR ENDED DECEMBER 31, 1994 AS COMPARED TO YEAR ENDED DECEMBER 31, 1993

    NET REVENUE. Net revenue increased $22.5 million, or 23.4%, to $118.3 million for the year ended December 31, 1994 from $95.8 million for the year ended December 31, 1993. Of this increase, $21.9 million was attributable to increased revenue from the Company's ED contracts. Net revenue from other services increased $576,000 from period to period which was principally due to an increase of $1.3 million attributable to the Company's management of a primary care physician group practice which commenced in June 1993 and a decrease of $705,000 attributable to other non-ED services.

    Same store ED contract revenue increased $4.9 million, or 6.3%, to $82.9 million for the year ended December 31, 1994 from $78.0 million for the year ended December 31, 1993, contributing 5.1% to the 23.4% total period-to-period increase. New ED contracts generated by the Company's marketing activities contributed $12.1 million of the increase in net revenue, or 12.6% to the 23.4% total period-to-period increase. Acquisitions contributed $7.3 million of the increase in net revenue, or 7.6% to the 23.4% total period-to-period increase. Included in the period-to-period increase in net revenue is a negative impact of $2.4 million, or 2.5% to the 23.4% total period-to-period increase, caused by the loss of contracts.

    PROFESSIONAL EXPENSES. Professional expenses primarily consist of fees paid to physicians under contract with the Company, collection fees relating to independent billing contracts and professional liability insurance premiums for physicians under contract. Professional expenses increased by $18.4 million, or 24.3%, to $94.2 million for the year ended December 31, 1994 from $75.8 million for the year ended December 31, 1993. This increase was primarily attributable to the addition of new ED contracts and professional expenses relating to the Company's management of a primary care physician group practice. Professional expenses relating to other services were relatively unchanged from period to period.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $1.4 million, or 11.2%, to $13.6 million for the year ended December 31, 1994 from $12.2 million for the year ended December 31, 1993. Beginning in 1992, the Company invested significant resources in the development of its management and marketing infrastructure designed to facilitate and accommodate future growth. These activities continued through 1993, and 1994 bears the full impact of the costs associated with these enhancements. General and administrative expenses for the year ended December 31, 1993 include a non-recurring

$600,000 charge for compensation expense relating to contingent payments made to selling stockholders in a business acquisition completed in 1992. The incremental administrative costs related to the new EDs under management also contributed to the period-to-period increase in general and administrative expenses.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization consists principally of amortization of goodwill, contracts and non-competition agreements entered into in connection with business acquisitions and in connection with the recapitalization of the Company in 1992. Depreciation and amortization decreased by $4.4 million, or 75.5%, to $1.4 million for the year ended December 31, 1994 from $5.8 million for the year ended December 31, 1993. This decrease resulted primarily from the elimination in the 1994 period of amortization expense relating to the non-competition agreements written off in the fourth quarter of 1993.

    INTEREST  INCOME/EXPENSE.   Interest  expense, net  of interest  income, was
relatively unchanged from period to period.

    INCOME TAXES. The Company's effective tax rate decreased to 36.0% for the year ended December 31, 1994 from 39.4% for the year ended December 31, 1993 due to a reorganization of its subsidiaries to achieve state tax savings.

QUARTERLY RESULTS

    The following table presents certain quarterly financial information for the nine quarters ended March 31, 1996. This information has been prepared on the same basis as the audited Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus and include, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the quarterly results when read in conjunction with the audited Consolidated Financial Statements of the Company and notes thereto.

                                                                                      1996 QUARTERS
                                                                        ------------------------------------------
                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue...........................................................  $  44,235
Gross profit..........................................................      8,920
Net income............................................................      2,335
Net income per share..................................................  $    0.28
Weighted average shares outstanding...................................      8,433

                                                                                      1995 QUARTERS
                                                                        ------------------------------------------
                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue...........................................................  $  34,540  $  38,062  $  40,480  $  43,744
Gross profit..........................................................      7,386      7,904      8,141      9,460
Net income............................................................      2,016      2,147      2,145      2,385
Net income per share..................................................  $    0.25  $    0.26  $    0.26  $    0.28
Weighted average shares outstanding...................................      7,911      8,308      8,330      8,456

                                                                                      1994 QUARTERS
                                                                        ------------------------------------------
                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue...........................................................  $  27,485  $  29,864  $  30,325  $  30,576
Gross profit..........................................................      5,639      6,072      5,945      6,410
Income before extraordinary charge....................................      1,108      1,074      1,141      1,246
Net income............................................................      1,108      1,074      1,141        409
Income per share before extraordinary charge..........................  $    0.22  $    0.22  $    0.23  $    0.22
Net income per share..................................................       0.22       0.22       0.23       0.07
Weighted average shares outstanding...................................      4,973      4,972      4,972      5,637

LIQUIDITY AND CAPITAL RESOURCES

    At March 31, 1996, the Company had $22.7 million in working capital, an increase of $3.8 million from December 31, 1995. At March 31, 1996, the Company's principal sources of liquidity consisted of: (i) cash and cash equivalents aggregating $7.1 million, (ii) accounts receivable totaling $31.0 million, and (iii) $47.0 million in borrowing capacity under its Credit Facility. Subsequent to March 31, 1996, the Company acquired MESA for a total purchase price of $11.1 million, including $7.8 million borrowed under the Credit Facility and 56,355 shares of Common Stock valued at $1,500,000, assumed short and long-term obligations of $866,000, and additional consideration of up to $2,000,000 payable within the next three years if certain financial targets are attained. See "Business -- Recent Acquisitions."

    In the three months ended March 31, 1996, $4.9 million in cash was used to support operating activities. This amount reflects the increase in accounts receivable due to growth in the number of EDs, an increase in prepaid insurance, and a decrease in accounts payable and accrued expenses. Cash of $724,000 was provided by investing activities for the three months ended March 31, 1996 as the proceeds from the sale of marketable securities exceeded the purchase of furniture and office equipment. Cash of $3.5 million was provided by financing activities for the three months ended March 31, 1996 as proceeds from borrowings and the exercise of stock options exceeded payments on obligations.

    Accounts receivable are a key component of the Company's working capital. Accounts receivable totaled $31.0 million at March 31, 1996, an increase of $1.2 million over December 31, 1995. The timing of payments on the Company's accounts receivable can vary significantly depending on whether the related contract is a hospital-based or independent billing contract. Independent billing receivables have a significantly longer collection cycle than hospital-based billing receivables because of the process of billing and collecting from third-party payor programs and private payors. The number of days revenue in average receivables was 63 days for the three months ended March 31, 1996, compared to 61 days for the three months ended March 31, 1995. In connection with independent billing contracts, the Company incurs, and can expect to incur in the future, negative cash flow during the start-up phase (typically six months or more after the contract is initiated).

    On February 20, 1996, the Company replaced its credit agreement with the Credit Facility, a revolving line of credit with a bank acting as administrative agent for a syndicate of lenders under which the Company can borrow up to $50.0 million for working capital and acquisition purposes. The Credit Facility matures on February 20, 1999. Borrowings under the Credit Facility bear interest at variable rates based, at the Company's option, on the bank's base rate or the Eurodollar rate. As of April 30, 1996, $38.0 million was available under the Credit Facility.

    The Company currently procures and partially finances, and expects to continue to procure and partially finance, professional liability insurance on behalf of most physicians under contract with the Company. The current policy expires December 31, 1997.

    The Company's annual capital expenditures have typically been for data processing equipment and leasehold improvements at the Company's corporate offices. Capital expenditures of $919,000 in 1995 are a result of the Company's commitment to significantly enhance its information systems. In the foreseeable future, annual capital expenditures are not expected to exceed $2.5 million per year.

    The Company anticipates that funds generated from operations, together with funds available under the Credit Facility, will be sufficient to meet its working capital requirements and debt obligations and to finance any necessary capital expenditures for the foreseeable future. Expansion of the Company's business through acquisitions may require additional funds, which, to the extent not provided by internally generated sources, the Credit Facility, and the net proceeds of this offering, would require the Company to seek additional debt or equity financing.

INFLATION

    The Company's business is labor intensive with extensive reliance on independent contractor physicians. Fees paid to such physicians tend to increase during periods of inflation and when shortages in the labor market occur. Because of restrictions on payment by government and private medical insurance programs and the pressures to contain the growth in the costs of such programs, the Company bears the risk that payment rates set by such programs will not keep pace with inflation. Although the moderate inflation rates of the past several years have not posed significant problems for the Company, a substantial increase in the rate of inflation without a corresponding increase in payment rates would adversely affect the Company's business.

                                    BUSINESS

    The Company is a leading provider of physician practice management in hospital EDs and other practice settings. The Company has managed emergency physician practices for more than 20 years primarily in hospitals with higher volume EDs. The Company recruits physicians, evaluates their credentials, and arranges contracts and schedules for their services. EmCare assists in such operational areas as staff coordination, quality assurance and departmental accreditation and provides billing, recordkeeping, third-party payment programs and other administrative services. The Company markets its services primarily to hospitals with EDs that have more than 12,000 patient visits per year and multi-site systems. At April 30, 1996, the Company had management contracts relating to 85 EDs in 18 states with approximately 2.1 million patient visits per year. EmCare also provides billing and other physician practice management services, as well as temporary staffing across a broad range of medical specialties.

MARKET OVERVIEW

    Hospitals have been greatly affected by changes in the U.S. health care industry during the last several years, including the increasing use of capitated and other fixed payment systems that shift financial risk from payors to providers. The evolving managed care environment requires hospitals to be more cost-effective in all aspects of their operations, including the recruiting, scheduling, retaining and managing of physicians, and billing and collecting for their services. As a result many hospitals have turned to outside management organizations like the Company for physician practice management services.

    There are approximately 5,200 hospitals in the United States that operate emergency departments. Approximately 80% of these hospitals use outsourced physicians to staff their EDs. The outsourcing groups used to provide ED services are either national groups, regional groups, or small local groups. The national groups serve approximately 20% of the market. Approximately 40% of EDs use local physician groups that manage only one or two EDs. The Company believes that these groups are encountering increasing difficulty controlling costs and satisfying recordkeeping and other administrative requirements as demanded in today's evolving health care industry. As a result, the Company believes that there are significant consolidation opportunities within the emergency physician practice management industry.

    EDs are typically the hospital's most visible operation to the public and generate, on average, approximately 40% of inpatient admissions. The Company believes that EDs will continue to be essential to serve the health care needs of the public in cases of unpredictable, acute and serious trauma and illness.

    Emergency physicians act as primary care physicians both to patients requiring emergency services and to patients who are less seriously ill or injured and who do not otherwise have access to a physician. Utilizing the ED for treatment of less seriously ill or injured patients is perceived to be inefficient, however, and health care organizations such as the Company are increasingly developing primary care facilities within or contiguous to the ED so that these patients can be seen in a more cost-effective setting while maximizing the utilization of the ED's resources. The Company believes that with proper procedures, staffing, and configuration, EDs can provide cost effective primary care while maintaining their essential emergency care function.

    In addition to hospitals, the market for physician practice management includes integrated health care delivery and financing systems. These systems, which include HMOs and other third-party payors, large employers, and hospitals in various combinations, must address the same issues of recruiting, scheduling, and managing physicians that hospitals face in managing their EDs. The Company believes that these systems will increasingly turn to outside organizations, either on an outsource or joint venture basis, to arrange for and manage the professional component of their services.

    Changes in the U.S. health care industry are also eroding the traditional relationship between private practitioners, physicians and their patients. Increasing practice complexity and costs, together with declining per patient revenues resulting from new payment systems and declining patient volume resulting from steerage of patients to HMOs and other groups, have led many physicians to affiliate themselves with organizations such as the Company which can provide the capital resources, information and payment systems and practice management expertise that physicians need in today's environment.

STRATEGY

    The Company's objective is to continue to grow as a high quality, cost-effective provider of emergency physician practice management services in an increasingly competitive managed care environment. The Company's strategies to achieve this objective are:

    GROWTH THROUGH ACQUISITION. The Company intends to continue to pursue the growth of its physician practice management business by acquiring local and regional groups. These groups are faced with increasing pressure to provide systems and services requiring the resources and management expertise of a larger organization specializing in outsourced ED practice management. From January 1992 through April 1996 the Company added 28 EDs and seven other practice settings through acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    GROWTH THROUGH MARKETING. Through marketing efforts, EmCare seeks to obtain new contracts both by replacing existing management companies and by contracting with hospitals that have not previously outsourced ED practice management. The Company markets its services primarily to hospitals with higher volume EDs and multi-site systems. From January 1992 through April 1996 the Company added 32 EDs through its marketing efforts.

    EXPAND SERVICES OF ED FACILITIES. EmCare will expand the use of facilities and systems of its higher volume EDs to provide cost-effective care to patients who require less urgent services and who do not otherwise have access to a physician. The Company intends to continue to assist its hospital clients to establish "express care units" within or in conjunction with their EDs to permit more cost-effective treatment of lower acuity ED patients. In addition, the Company is continuing discussions with HMOs and other managed care organizations concerning the use of EDs to provide medical services to their participants. These efforts are designed to expand ED capabilities and to increase patient volume.

    ASSIST PHYSICIANS IN A MANAGED CARE ENVIRONMENT. EmCare provides physicians with the resources necessary to compete in today's managed care environment, including access to patients, as well as capital resources, information systems, and expertise in third-party payment programs and practice management. These advantages enhance EmCare's ability to retain high quality physicians.

    ASSIST CLIENTS TO CONTROL COSTS. The Company utilizes its experience in physician practice management to help its hospital clients control costs while providing consistent high quality care. In addition to the economies obtained from expanding the uses of ED facilities, these efforts include assisting clients in developing standardized procedures and protocols that reduce unnecessary diagnostic testing and compensating physicians in part based on the performance of the ED, thereby aligning the economic interests of the physician with the productivity of the ED.

RECENT ACQUISITIONS

    Consistent with its strategic objectives, the Company has completed the following six significant acquisitions since January 1, 1995 for an aggregate consideration of approximately $32.0 million and 489,688 shares of Common Stock.

    - On April 30, 1996, the Company acquired MESA, a physician practice management company providing ED services to eight hospitals and two occupational medicine clinics in Illinois, with approximately 212,000 patient visits per year. The Company's acquisition of MESA established a new and significant presence for the Company in the Chicago area.

    - On April 1, 1996, the Company acquired a physician practice providing ED services for a hospital in Houston, Texas, with approximately 23,000 patient visits per year. This acquisition expanded the Company's presence in the Houston market.

    - On September 7, 1995, the Company acquired RTI, a company which provided billing services to 18 emergency physician groups in eight states, only one of which was an existing EmCare group. The Company's acquisition of RTI enables it to perform internally the billing functions on those contracts on which the Company previously used third-party billing companies. As of April 30, 1996, the

      Company had transitioned 15 of the Company's 49 independent billing contracts to RTI. In addition, following this transition the Company will seek to expand RTI's business of providing billing services for third-party clients.

    - On August 1, 1995, the Company acquired a physician practice providing inpatient physician services to five hospitals in Maryland, with approximately $1.9 million in net revenue per year. This acquisition complements the Company's acquisition of CEA in the Mid-Atlantic region of the United States discussed below.

    - On May 1, 1995, the Company acquired a physician practice providing ED services for a hospital in Arkansas, with approximately 29,000 patient visits per year, which established a new presence for the Company in that state.

    - On February 28, 1995, the Company acquired CEA, a physician practice management company providing ED services to seven hospital EDs in Maryland, Virginia, and Pennsylvania, with approximately 208,000 patient visits per year. The acquisition of CEA established a significant new presence for the Company in the Mid-Atlantic region of the United States.

EMERGENCY PHYSICIAN PRACTICE MANAGEMENT

    EmCare's principal activity is providing physician practice management to EDs. The Company generally is responsible for recruiting, evaluating the credentials of and scheduling qualified emergency physicians and providing administrative support for the hospital and the physicians. The ED coverage provided by the Company generally includes scheduling a group of physicians to be on duty on a 24-hour, 365-day basis. As of April 30, 1996, EmCare had contracts to provide physician practice management in 85 EDs. These services accounted for approximately 92% of the Company's total net revenue during the twelve months ended March 31, 1996.

    RECRUITING AND CREDENTIALING. Recruiting and evaluating the credentials of physicians are essential services provided by the Company to its hospital clients. EmCare commences its recruiting process by contacting physicians who reside in or near the location involved or who have expressed an interest in relocating there and by mailing opportunity bulletins to a larger group of physicians residing in adjacent areas. It then prescreens responses to determine whether the candidates meet the qualifications established by the hospital. The Company verifies the licensing, training and professional references of each remaining candidate. After this qualification process, the Company arranges interviews for the physician with hospital personnel and visits to the community by the physician to ensure professional and personal compatibility. The Company is responsible for supervising all arrangements relating to the commencement of the physician's services, including relocation, if necessary.

    The Company's hospital clients generally stipulate in their contracts the minimum number of board certified or board eligible physicians required to serve in the client's ED. Approximately 92% of the full-time ED physicians under contract with EmCare are board certified or board eligible in emergency medicine or other relevant medical specialties such as internal medicine or family practice.

    SUPPORT SERVICES. The Company provides a broad range of support services and resources to hospitals and physicians. These services include billing, accounting, recordkeeping and other administrative services. In addition, the Company assists its hospital clients in dealing with more general concerns, including fiscal constraints, marketing of the ED and use of EDs as sources of primary medical care. The Company also assists its hospital clients in negotiations with HMOs and other managed care organizations when capitated or other risk-shifting payment models are involved.

    EmCare contracts with a physician at each ED to be its on-site medical director. This physician plays a key role in coordinating the delivery of EmCare's services and integrating the Company's services with the hospital's operations. The medical director also works with the hospital's medical staff and administration in such areas as quality assurance, risk management and departmental accreditation.

    Through the medical director, the Company also assists the hospital client develop clinical protocols designed to provide consistent diagnostic and treatment methodologies for ED patients, thereby facilitating the delivery of high quality medical care on a cost-effective basis. These protocols, such as the types of laboratory tests routinely given for patients with specific symptoms, must be developed with the medical staff at the particular hospital, and consequently vary among EmCare's hospital clients. However, the Company believes that its experience, including its many years of case histories, enables it to provide assistance in a broad array of clinical settings.

    The Company provides a computerized quality assurance and improvement system that a number of its hospital clients use to assist physicians in maintaining the consistency and quality of services to patients. This system, which allows the ED staff to review and evaluate the type and quality of care provided, promotes consistency, objectivity and confidentiality, while reducing clerical time spent generating forms or reports. This quality assurance software is revised and upgraded on a regular basis. This system also facilitates compliance with the requirements of accreditation agencies and management of professional liability exposure.

    ED FACILITY EXPANSION. In conjunction with its emergency physician practice management activities, the Company seeks to generate additional sources of revenue for its hospital clients by utilizing the ED's existing facilities and systems. The Company has worked with several of its hospital clients to develop "express care units" in which less serious cases can be treated on a separate schedule rather than competing for priority with emergency cases, allowing efficient treatment of additional patients.

INFORMATION SYSTEMS

    The Company has recently entered into a contractual agreement with a software firm to purchase software, training, and maintenance of a customized Emergency Department Information System ("EDIS"). This system will enhance the Company's existing internal proprietary Clinical Information System Repository, and as a result, EmCare will be able to better analyze physician practice patterns, develop physician profiles, identify costs and resource utilization by diagnosis by physician, and utilize such information to assist physicians in identifying the most cost efficient patterns of quality practice and provide the Company with specific clinical payment and other data to be utilized in managed care negotiations. The Company expects to spend approximately $2.5 million in the rollout of this initiative to 60 identified client sites over the next 24 months. See "Use of Proceeds."

    The Company maintains several computer databases to assist it in its activities. For physician recruiting it has an extensive, proprietary database of emergency and other physicians which is maintained and updated through licensed databases, personal contacts, professional journal advertising, mail solicitation and telemarketing. The Company's other online databases contain hospital, risk management, payment program, financial and marketing information that it acquires on a daily basis. EmCare believes that the availability of timely information is essential to its business, particularly in the rapidly changing medical market in the United States, and it intends to continue to invest in technology to develop and enhance information systems.

OTHER SERVICES

    In addition to its emergency physician practice management, the Company provides billing services, LOCUM TENENS (temporary) and permanent physician staffing services across a broad range of medical specialties, and physician practice management in areas other than emergency medicine.

    BILLING SUBSIDIARY. In September 1995, the Company acquired RTI, a billing company. As of January 1, 1996, the Company began to perform internally the billing on some of its independent billing contracts. Previously third-party billing companies were engaged to perform this function. As of April 30, 1996, the Company had transferred to RTI the billing responsibilities on 15 of the Company's 49 independent billing contracts previously performed by third-party billing companies. The Company expects to complete this transition during the next twelve months. RTI also performs billing services for 17 outside clients. After completing the transition of the Company's billing contracts to RTI, the Company will seek to expand the billing services that RTI renders to third parties.

    PHYSICIAN PLACEMENT SERVICES. The Company provides LOCUM TENENS (temporary) and permanent physician staffing services across a broad range of specialties, including emergency medicine, family practice, internal medicine, radiology, anesthesia, obstetrics/gynecology, surgery and pathology. Temporary staffing is required by hospitals, clinics, individual physicians,  managed  care plans  and other  health  care organizations  to meet
short-term  staffing  needs   resulting  from   vacations,  continuing   medical
education, seasonal shifts in patient volume and other factors. Temporary physician staffing complements the Company's physician practice management by providing it with the means, particularly during the start-up stage of contracts, to meet its own staffing needs. The Company also provides permanent placement for a fixed fee. Physician placement is largely conducted by the Company in Texas, its contiguous states and Florida and represented approximately 4% of the Company's net revenue during the twelve months ended March 31, 1996.

    NONEMERGENCY PHYSICIAN PRACTICE MANAGEMENT. The Company utilizes the skills it has developed in its ED activities to support other hospital-based clinical specialties, such as inpatient intensive care. Similar to emergency medicine, such specialties involve overall responsibility for hospital patients, are essential to the operation of the hospital and require high quality care and coordination with the hospital's medical staff and attending physicians. Nonemergency physician practice management activities represented approximately 3% of the Company's total revenues during the twelve months ended March 31, 1996.

MARKETING

    The Company's marketing efforts are centrally directed and involve the active participation of the Company's executive officers as well as a marketing staff of six persons at its Dallas headquarters. In marketing its emergency physician practice management services, the Company targets approximately 2,600 high volume EDs which provide 24-hour service, have at least 12,000 ED visits per year and meet certain other standards. The Company advertises its services in hospital and health care trade journals, is represented at various hospital and physician trade conferences and organizes meetings for hospital administrators and medical staff in order to increase awareness of its services. These activities also serve as a means of gathering information about potential clients and obtaining feedback about hospital needs. Marketing leads concerning new hospital clients generally result from referrals by hospital administrators, information provided by physicians and requests for proposals received directly from hospitals.

    The Company's proposal to a prospective hospital client is based on its analysis of information received from the hospital, including numbers and acuity levels of patients visiting the ED, payor mix and desired staffing levels, and on evaluation visits to the prospective client. The Company evaluates the ED's anticipated patient volumes, payor mix and payment program rates and the likelihood of changes in payment rates applicable to the hospital. A proposal generally includes an overview of the hospital's current staffing program, an evaluation of the strengths and weaknesses of the ED, an analysis of current versus projected revenue and costs following commencement of EmCare's management services, as well as the economic terms of the proposed program.

CONTRACTUAL ARRANGEMENTS

    The Company structures its contractual arrangements for physician practice management in one of two ways. In certain states in order to avoid uncertainty as to the scope of laws regulating the corporate practice of medicine, for regulatory convenience or because the Company acquired contracts structured in that manner, EmCare's services are provided in conjunction with the PAs. All of the PAs are currently owned by Dr. Riggs or other physicians affiliated with the Company. Under this arrangement (the "PA Structure"), a PA enters into a management agreement with the hospital client and contracts with physicians, generally on an independent contractor basis, to provide the necessary medical practice coverage. The nonmedical portion of the service under the PA Structure is provided by EmCare pursuant to a long-term management agreement with the PA. In other jurisdictions, a wholly-owned subsidiary of the Company contracts directly with both the hospital and the physicians (the "EmCare Structure"). Under all structures, all decisions regarding patient care are made exclusively by the physicians. See "Risk Factors -- Dependence on Key Personnel, PAs and Qualified Physicians."

    HOSPITAL RELATIONSHIPS AND BILLING ARRANGEMENTS. Under either the PA Structure or the EmCare Structure, the management agreement with the hospital client grants EmCare the exclusive right and responsibility to contract with physicians to provide services at the hospitals. These management agreements typically have terms of one to three years and are renewed automatically for additional one-year terms at the end of each term, subject to termination by either party by notice not later than 90 days prior to the end of the then-current term. The Company's contracts with certain of its hospital clients require the Company to indemnify the hospital for losses suffered thereby, including losses resulting from a contracted physician's malpractice.

    Services performed by physicians under contract with the Company are generally charged on a fee for service basis, and EmCare's revenue is derived from such fees. These fees are either: (i) billed and collected by the related hospital, which remits monthly to EmCare a negotiated amount ("hospital-based billing contracts"), or (ii) billed and collected separately by EmCare ("independent billing contracts"). Under independent billing contracts the Company assumes the financial risks related to collection, including the potential uncollectibility of accounts and delays attendant to payment by third-parties. At April 30, 1996, approximately 58% of the Company's hospital contracts provided for independent billing, compared with approximately 31% at December 31, 1990. In independent billing contract arrangements, the Company previously arranged for third-party billing firms to bill and collect directly for ED services performed by its physicians. On January 1, 1996, the Company began to transfer that responsibility to its billing subsidiary. As of April 30, 1996, the Company had completed the transfer to RTI of 15 of the Company's 49 independent billing contracts on which it previously used third-party billing companies. See "-- Other Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In addition, certain of the Company's contracts with hospitals provide for the payment to EmCare by the hospital of specified amounts to supplement revenue derived from physician fees.

    PHYSICIAN RELATIONSHIPS. EmCare contracts with or employs its ED physicians to provide the medical services necessary to fulfill its obligations to hospital clients under physician practice management contracts. Physicians under contract with EmCare are compensated based upon departmental performance and their individual contribution to such performance, subject to a guaranteed minimum fixed income. Each physician assigns to the Company all rights to fees and payments for medical services. The independent contractor physicians are responsible for their own self-employment tax and any other statutory deductions. Physicians are required to hold a currently valid license to practice in the appropriate state and to apply for and be granted medical staff privileges at the hospital client. Such staff privileges automatically terminate upon termination of the physician's contract with the Company.

    The Company's agreements with physicians generally have one-year terms and are renewable from year to year, subject to termination by either party as of the end of any term upon notice given not later than 90 days prior to the end of the then current term.

    Hospital clients with higher volume EDs of the type commonly serviced by EmCare generally demand board certified emergency physicians. While there is currently a shortage of board certified emergency physicians, to date EmCare has not been adversely affected by such shortage. Such shortage could adversely affect the Company in the future. See "Risk Factors -- Risks Relating to Growth Strategy."

    Physicians placed by the Company on a LOCUM TENENS basis generally enter into contracts with the Company which are terminable on 30 days' notice by either party. The Company's contracts with these physicians typically provide for the physician to provide temporary services for a minimum number of weeks in a one-year period. These physicians are compensated on a per day/per hour basis, with all relocation expenses paid. Under its agreement with the client, EmCare also receives payment on a per day/per hour basis.

    PA MANAGEMENT AGREEMENTS.   EmCare  has entered  into management  agreements
("PA Management Agreements") with each of the PAs. Under such PA Management Agreements, the PAs delegate to EmCare the administrative, management and support functions (but not any functions constituting the practice of medicine) that the PAs have agreed to provide to the hospital client. In consideration of such services, each PA pays to EmCare a monthly fee which may be adjusted from time to time to reflect industry practice, business conditions and actual expenses for administrative costs and uncollectible accounts. See "Risk Factors
- -- State Laws Regarding Prohibition of Corporate Practice of Medicine" and "Risk Factors -- Dependence on Key Personnel, PAs and Qualified Physicians."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information as to the executive officers, chief medical officer and directors of the Company and executive officers of subsidiaries:

              NAME                     AGE                      POSITION
Leonard M. Riggs, Jr., M.D.                53   Chairman of the Board, Chief Executive
                                                 Officer and Director
William F. Miller, III                     46   President, Chief Operating Officer and
                                                 Director
Robert F. Anderson, II                     53   Chief Financial Officer, Senior Vice
                                                 President, Treasurer and Secretary
Steven W. Cooley, M.D.,                    43   Executive Vice President of EmCare, Inc.
F.A.C.E.P.
Dighton C. Packard, M.D.,                  43   Chief Medical Officer
F.A.C.E.P.
James T. Kelly                             49   Director
Andrew M. Paul                             40   Director
Richard H. Stowe                           53   Director
Terry Hartshorn                            51   Director

    Leonard M. Riggs, Jr., M.D. has served as President of the Company from 1974 to 1992 and has served as Chairman of the Board and Chief Executive Officer of the Company since 1992. Dr. Riggs has been a director of the Company since 1974. Dr. Riggs began practicing emergency medicine in 1969, and served twelve years on the Medical Board of the Company's largest hospital client as Chief of Emergency Medicine. Prior to such time Dr. Riggs served as such hospital's Director of Emergency Medicine. Dr. Riggs is a past president of the American College of Emergency Physicians.

    William F. Miller, III has served as the Chief Executive Officer of the Company from 1983 to 1992 and has served as the President and Chief Operating Officer of the Company since 1992. Mr. Miller has been a director of the Company since 1983. Prior to 1983, he served for nine years in financial and management positions in the health care industry, including positions as chief executive officer and chief financial officer of hospitals and administrator/director of operations of a multi-specialty group practice.

    Robert F. Anderson, II, has served as Chief Financial Officer, Senior Vice President, Treasurer, and Secretary of the Company since April 1, 1996. From 1977 to 1996, Mr. Anderson was a partner with Ernst & Young LLP and its predecessor firms. From 1994 to 1995, Mr. Anderson was Director of the Healthcare Industry Group for the North Texas office of Ernst & Young LLP. From 1990 to 1993, Mr. Anderson was
Director of the Audit practice for the Fort Worth office of Ernst & Young. From 1984 to 1989, Mr. Anderson was managing partner of the Fort Worth office of Ernst & Whinney. From 1981 to 1983, Mr. Anderson was Director of Entrepreneurial Services for the Dallas office of Ernst & Whinney.

    Steven W. Cooley, M.D., F.A.C.E.P. has served as Executive Vice President of EmCare, Inc., the Company's emergency physician practice management subsidiary, since 1992. From 1991 to 1992, Dr. Cooley served as Executive Vice President and Chief Medical Officer of Spectrum Emergency Care, Inc., a physician practice management company. From 1989 to 1991, he served as Executive Vice President and Chief Operating Officer of Synergon and Government Health Services, Inc. ("Synergon"), an emergency medicine practice management company, and from 1985 to 1989 he served as Executive Vice President of Synergon. Dr. Cooley began practicing emergency medicine in 1978, and in addition to his activities described above, from 1978 to 1992 he served as a director, staff physician or attending physician in hospital EDs.

    Dighton C. Packard, M.D., F.A.C.E.P. has served as Chief Medical Officer of the Company since 1990. Dr. Packard has also been affiliated with the Company for 19 years as an independent contractor of the PA Affiliate that contracts with Baylor University Medical Center, where he currently serves as Director of Emergency Medicine.

    James T. Kelly has served as a director of the Company since May 1993. Mr. Kelly has been the Chief Executive Officer and President of Lincare Holdings Inc., a provider of oxygen and other respiratory therapy services in the home ("Lincare"), and its predecessors since 1986. Prior to such time, Mr. Kelly served in a number of capacities within the Mining and Metals Division of Union Carbide Corp. over a 19 year period, departing as Director of Marketing.

    Andrew M. Paul has served as a director of the Company since the recapitalization of the Company in February 1992. Mr. Paul joined Welsh, Carson, Anderson & Stowe ("Welsh Carson") in 1984 and is a general partner of the respective sole general partners of the partnerships that participated in the recapitalization. Mr. Paul is a director of Lincare, Quorum Health Group, Inc., a company that owns hospitals and provides management and consulting services to third-party owners, OccuSystems, Inc., a provider of primary care physician and case management services to occupational health centers, MedCath Incorporated, a provider of cardiology and cardiovascular services, American Oncology Resources Inc., a cancer treatment company, and several private companies.

    Richard H. Stowe has served as a director of the Company since the recapitalization of the Company in February 1992. Mr. Stowe has been a general partner of Welsh Carson since 1979 and is a general partner of the respective sole general partners of the partnerships that participated in the recapitalization. Mr. Stowe is a director of ADVO, Inc., a provider of direct-mail advertising services, Health Management Systems, Inc., a provider of revenue enhancement services for health care providers and payors, and several private companies.

    Terry Hartshorn has served as a director of the Company since the Company's initial public offering in December 1994. Mr. Hartshorn has been Chief Executive Officer and President of UniHealth America, Inc., a non-profit integrated health system, since 1993. He also has been the Chairman of the Board of PacifiCare Health Systems ("PacifiCare"), a managed care organization, since 1993, and was President and Chief Executive Officer of PacifiCare from 1977 to 1993. Mr. Hartshorn is a director of Apria Healthcare, a provider of home health care products and services.

    Other than Mr. Hartshorn, the current directors were previously elected to the board pursuant to the terms of a shareholders' agreement (the "Shareholders' Agreement") entered into in connection with the recapitalization of the Company in 1992. Effective upon the completion of the Company's initial public offering in December 1994, the Shareholders' Agreement terminated. At the Company's annual meeting in May 1995, Messrs. Hartshorn and Kelly were re-elected as directors for additional three year terms expiring in 1998, and at the Company's annual meeting in May 1996, Messrs. Miller and Paul were re-elected as directors for additional three year terms expiring in 1999.

    The Company's Board of Directors is divided into three classes, with each class elected to serve a staggered three-year term. Mr. Kelly's and Mr. Hartshorn's terms will expire at the 1998 annual meeting of stockholders, Mr. Paul's and Mr. Miller's terms will expire at the 1999 annual meeting of stockholders and Mr. Stowe's and Dr. Riggs' terms will expire at the 1997 annual meeting of stockholders.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company has created an audit committee with responsibility for reviewing and supervising the financial controls of the Company, including, among other things, recommending to the Board of Directors the engagement of the Company's independent auditors, reviewing the overall audit plan submitted by the independent auditors and reviewing internal control objectives and procedures. The members of the audit committee are Messrs. Kelly, Paul and Stowe.

    The Company also has created a compensation committee (the "Compensation Committee") with responsibility for reviewing and supervising the amount and type of compensation to be paid to senior management. The members of the Compensation Committee are Messrs. Hartshorn, Paul and Stowe. In addition, the Company has created a stock option subcommittee to administer the Company's stock option plan (the "Stock Option Subcommittee"). The Stock Option Subcommittee consists of members of the Compensation Committee selected by the Board of Directors who satisfy the "disinterested person" requirement under Rule 16b-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and the "outside director" requirement under
Section 162(m) of the Internal Revenue Code of 1986, as amended. The members of the Stock Option Subcommittee are Messrs. Paul and Stowe.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and all current directors and executive officers of the Company as a group. Dr. Riggs and Mr. Miller (the "Selling Stockholders") have included their offered shares of Common Stock in this offering pursuant to the registration rights granted to them in connection with the recapitalization of the Company. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person or entity, subject to community property laws where applicable and the information set forth in the footnotes to the table below.

                                                   BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                                  PRIOR TO THE OFFERING                         AFTER THE OFFERING
                                              ------------------------------                --------------------------
                                                              PERCENTAGE OF    NUMBER OF                PERCENTAGE OF
                                                NUMBER OF      OUTSTANDING    SHARES BEING  NUMBER OF    OUTSTANDING
NAME                                              SHARES          SHARES        OFFERED       SHARES        SHARES
Warburg, Pincus Counselors, Inc. ...........    1,328,001          16.32%              --    1,328,001       13.78%
 466 Lovington Avenue
 New York, New York 10017
Putnam Investments, Inc. ...................    1,033,800          12.70%              --    1,033,800       10.72%
 One Post Office Square
 Boston, Massachusetts 02109
Leonard M. Riggs, Jr., M.D..................      976,373(1)       11.99%         200,000      776,373        8.05%
William F. Miller, III......................      407,000(2)        5.00%         100,000      307,000        3.18%
Robert F. Anderson, II......................       10,000(3)        *                  --       10,000        *
Steven W. Cooley, M.D., F.A.C.E.P...........        9,000(3)        *                  --        9,000        *
Andrew M. Paul..............................       27,211           *                  --       27,211        *
Richard H. Stowe............................       49,201           *                  --       49,201        *
James T. Kelly..............................        8,500(3)        *                  --        8,500        *
Terry Hartshorn.............................        2,500(3)        *                  --        2,500        *
All executive officers and directors as a
 group (8 persons)..........................    1,489,785(3)       18.30%              --    1,189,785       12.34%

- ------------------------
*   Less than 1%.

(1) These shares of Common Stock include: (i) 58,333 shares issuable to Dr. Riggs upon the exercise of stock options that are vested or will vest within 60 days after May 31, 1996, (ii) 94,350 shares owned by the Riggs Family Limited Partnership, a partnership in which Dr. Riggs and trusts established for Dr. Riggs' children are the partners, and (iii) 286,863 shares owned by a voting trust established for Mrs. Riggs, for which Dr. Riggs serves as the trustee.

(2) These shares of Common Stock include: (i) 40,000 shares issuable to Mr. Miller upon the exercise of stock options that are vested or will vest within 60 days after May 31, 1996, (ii) 10,000 shares owned by The Abby Margaret Miller 1994 Descendants Trust, for which Mr. Miller serves as the trustee, (iii) 10,000 shares owned by The Joshua William Miller 1994 Descendants Trust, for which Mr. Miller serves as the trustee, (iv) 500 shares owned by Abby M. Miller, Mr. Miller's minor daughter, and (v) 500 shares owned by Joshua W. Miller, Mr. Miller's minor son.

(3) The shares of Common Stock owned beneficially by the following individuals include stock options that are vested or will vest within 60 days after May 31, 1996 for the number of shares following their name: Mr. Anderson -- 10,000 shares; Dr. Cooley -- 9,000 shares, Mr. Hartshorn -- 1,500 shares, Mr. Kelly -- 8,500 shares, Mr. Miller -- 40,000 shares, Dr. Riggs -- 58,333 shares, and all directors and executive officers as a group -- 127,333 shares.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

    As of May 31, 1996, there were 8,139,840 shares of Common Stock outstanding and held of record by approximately 83 stockholders. Based upon such number of shares outstanding as of that date and giving effect to the issuance of the 1,500,000 shares of Common Stock offered by the Company hereby, there will be 9,639,840 shares of Common Stock outstanding upon the closing of this offering.

    Holders of Common Stock are entitled to one vote for each share held and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive pro rata such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company available after the payment of all creditors and liquidation preferences, if any, of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued and sold will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series. Each series of Preferred Stock shall have such rights and preferences, including dividend rights, conversion rights, voting rights, redemption rights, (including sinking fund provisions) and liquidation preferences as shall be determined by the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders. Further, the existence of unissued and unreserved Preferred Stock could have a depressive effect upon the market price of the Common Stock. The Company has no present plans to issue any shares of Preferred Stock. There are no shares of Preferred Stock outstanding.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns, or within the three years immediately preceding the "business combination" did own, 15% or more of the corporation's outstanding voting stock.

    The amended certificate of incorporation of the Company (the "Charter") and the amended by-laws of the Company (the "By-laws") provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management -- Executive Officers and Directors." Any director may be removed only with cause, by the vote of at least a majority of the shares entitled to vote for the election of directors. In addition, subject to certain limitations, the Board of Directors may from time to time change the number of directors, and vacancies in a class may be filled only by a vote of directors of such class. These provisions could make it more difficult for stockholders to change the composition of the Board of Directors.

    The Company's By-laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice with respect to an annual meeting generally must be delivered not less than 120 days nor more than 150 days prior to the anniversary of the proxy statement for the prior year's annual meeting. With respect to special meetings, notice must generally be delivered not more than 90 days prior to such meeting and not later than the later of 60 days prior to such meeting or 10 days following the day on which public announcement of such meeting is first made by the Company. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

    The foregoing provisions could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, control of the Company.

    The Charter provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and not by written consent, and that special meetings may be called only by the Chairman of the Board of Directors or the President of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

    The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter and By-laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of the Company to amend or repeal any of the foregoing Charter provisions or to reduce the number of authorized shares of Common Stock or Preferred Stock. Such 75% vote is also required to amend or repeal the By-laws. The By-laws may also be amended or repealed by a majority vote of the Board of Directors. Such 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

    Section 203 of the DGCL and the provisions of the Company's Charter and By-laws described above may make it more difficult for a third-party to acquire, or discourage acquisition bids for, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock and could have a depressive effect upon the market price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

    The  transfer  agent  and  registrar  for  the  Common  Stock  is   Chemical
Shareholder Services Group, Inc.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Dean Witter Reynolds Inc., and Piper Jaffray Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase 1,500,000 shares of Common Stock from the Company and 300,000 shares of Common Stock from the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                    NUMBER OF
UNDERWRITERS                                                         SHARES
Donaldson, Lufkin & Jenrette Securities Corporation..............
Dean Witter Reynolds Inc.........................................
Piper Jaffray Inc................................................

                                                                   -----------
    Total........................................................   1,800,000
                                                                   -----------
                                                                   -----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment options described below) must be so purchased.

    The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $ per share. The Underwriters may allow, and such dealers may reallow, a discount not to exceed
$    per share to any other Underwriter and certain other dealers.

    The Company and the Selling Stockholders have granted to the Underwriters options to purchase additional shares of Common Stock of up to 229,500 shares and 40,500 shares, respectively, at the public offering price set forth on the cover page hereof less underwriting discounts and commissions, solely to cover over-allotments. Such options may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such options, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    The Company, the Selling Stockholders and the Company's other directors and executive officers, subject to certain exceptions, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, or any shares exercisable for or convertible into shares of Common Stock, prior to the expiration of 90 days from the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, acting on behalf of the Underwriters.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Dallas, Texas. Powers, Pyles, Sutter & Verville, P.C. has acted as special counsel to the Company for health care and related regulatory matters. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements of the Company and CEA appearing or incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such consolidated financial statements have been included herein or incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of RTI at December 31, 1994 and for the year then ended incorporated by reference into this Prospectus and Registration Statement have been audited by Halbert, Katz & Co., P.C., independent auditors, as set forth in their report thereon also incorporated herein by reference into this Prospectus and Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance with the Exchange Act files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The Company has also filed with the Commission a registration statement (together with all amendments thereto hereinafter referred to as the "Registration Statement" on Form S-3) under the Securities Act with respect to the offered shares of Common Stock. This Prospectus does not contain all of the information contained in the Registration Statement. For further information about the Company and the Common Stock reference is made to the Registration Statement (and the exhibits filed as a part thereof) and the other reports, proxy statements, and information that the Company has filed with the
Commission, which may be inspected at the public reference office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Room 3190, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048, without charge, or copies thereof may be obtained by mail from the Commission upon payment of the fee prescribed by the Commission. The Company's Commission file number is 0-24986. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or document if filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                           INCORPORATION BY REFERENCE

    The Company incorporates into this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (iii) the Company's reports filed with the Commission under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act during the period beginning on the date of this Prospectus and ending on the date of the termination of this offering,
(iv) the description of the shares of Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on October 21, 1994, (v) the financial statements of CEA and related pro forma financial information contained in the Company's Form 8-K, filed with the Commission on March 14, 1995, and amended on May 15, 1995, (vi) the financial statements of RTI and related pro forma financial information contained in the Company's Form 8-K, filed with the Commission on September 22, 1995, and amended on November 8, 1995, and (vii) the financial statements of MESA and related pro forma financial information contained in the Company's

Form 8-K, filed with the Commission on May 15, 1996, and amended on            ,
1996. Any statement contained in this Prospectus or in a document incorporated by reference into this Prospectus, however, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in a subsequently dated document that is considered part of this Prospectus is inconsistent with such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Upon request and without charge, the Company will send to any person who has received a copy of this Prospectus a copy of any document incorporated into this Prospectus by reference, excluding any exhibits to such document not specifically incorporated into such document by reference. Any such request should be made to Mr. Robert F. Anderson, II at the Company's principal executive office.

                              EMCARE HOLDINGS INC.
                          FINANCIAL TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Auditors.............................................................................         F-2
Consolidated Balance Sheets................................................................................         F-3
Consolidated Statements of Income..........................................................................         F-4
Consolidated Statements of Stockholders' Equity............................................................         F-5
Consolidated Statements of Cash Flows......................................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
EmCare Holdings Inc.

We have audited the accompanying consolidated balance sheets of EmCare Holdings Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EmCare Holdings Inc. at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                    ERNST & YOUNG LLP

Dallas, Texas
February 9, 1996,
except for Note 5, as to which the date is February 20, 1996

                              EMCARE HOLDINGS INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                           DECEMBER 31,
                                                         ----------------
                                                          1994     1995    MARCH 31, 1996
                                                         -------  -------  ---------------
                                                                             (UNAUDITED)
Current assets:
  Cash and cash equivalents............................  $13,558  $ 7,781      $ 7,103
  Marketable securities................................    7,768    1,507           --
  Accounts receivable, net (NOTES 3 AND 5).............   20,602   29,813       31,049
  Prepaid insurance....................................      142      166        5,008
  Other current assets.................................      296      600        1,151
                                                         -------  -------      -------
      Total current assets.............................   42,366   39,867       44,311
Furniture and office equipment, net (NOTE 4)...........    1,482    3,384        3,681
Deferred tax assets (NOTE 7)...........................       70      949          983
Other assets (NOTES 2, 5 AND 13):
  Goodwill.............................................    7,590   29,602       29,606
  Contracts............................................    3,321    7,064        7,064
  Non-competition agreements...........................    2,830    4,141        4,141
  Deferred financing costs and other...................      479      493          703
                                                         -------  -------      -------
                                                          14,220   41,300       41,514
  Less accumulated amortization........................    2,924    4,757        5,293
                                                         -------  -------      -------
                                                          11,296   36,543       36,221
                                                         -------  -------      -------
      Total assets.....................................  $55,214  $80,743      $85,196
                                                         -------  -------      -------
                                                         -------  -------      -------

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $    87  $   254      $   248
  Accrued expenses:
    Physician fees.....................................    6,815    8,520        8,584
    Accrued salaries and other compensation............    1,875    3,280        2,193
    Collection fees....................................    1,636    1,637        1,222
    Accrued federal and state income taxes.............      151    1,781        1,404
    Other accrued liabilities..........................    1,277    2,242        2,129
  Deferred tax liabilities (NOTE 7)....................      451      249           --
  Short-term debt and current portion of long-term
   obligations (NOTE 5)................................    2,033    2,956        5,820
                                                         -------  -------      -------
      Total current liabilities........................   14,325   20,919       21,600
Long-term obligations, less current portion (NOTE 5)...    2,390    2,500        2,334
Professional liability insurance (NOTE 11).............    4,000    4,594        4,644
Commitments and contingencies (NOTES 10 AND 14)

Stockholders' equity (NOTES 8, 9, AND 13):
  Preferred stock, $0.01 par value:
    Authorized shares -- 5,000,000
    No shares issued or outstanding....................       --       --           --
  Common stock, $0.01 par value:
    Authorized shares -- 25,000,000
    Issued and outstanding shares -- 7,389,000 and
     8,011,000 in 1994 and 1995 and 8,117,000 at March
     31, 1996..........................................       74       80           81
  Additional paid-in capital...........................   31,493   41,025       42,577
  Retained earnings....................................    2,932   11,625       13,960
                                                         -------  -------      -------
      Total stockholders' equity.......................   34,499   52,730       56,618
                                                         -------  -------      -------
      Total liabilities and stockholders' equity.......  $55,214  $80,743      $85,196
                                                         -------  -------      -------
                                                         -------  -------      -------

                            See accompanying notes.

                              EMCARE HOLDINGS INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                MARCH 31,
                                                         --------------------------------   -------------------------
                                                           1993       1994        1995         1995          1996
                                                         --------   ---------   ---------   -----------   -----------
                                                                                            (UNAUDITED)   (UNAUDITED)
Net revenue (NOTE 3)...................................  $ 95,793   $ 118,250   $ 156,826   $   34,540    $   44,235
Professional expenses..................................    75,788      94,184     123,935       27,154        35,315
                                                         --------   ---------   ---------   -----------   -----------
Gross profit...........................................    20,005      24,066      32,891        7,386         8,920
Expenses:
  General and administrative...........................    12,218      13,583      16,760        3,927         4,245
  Depreciation and amortization........................     5,846       1,433       2,503          405           809
                                                         --------   ---------   ---------   -----------   -----------
                                                           18,064      15,016      19,263        4,332         5,054
                                                         --------   ---------   ---------   -----------   -----------
Income from operations.................................     1,941       9,050      13,628        3,054         3,866
Interest expense.......................................    (2,375)     (2,244)       (652)        (146)         (172)
Interest income........................................       363         331         933          344            72
                                                         --------   ---------   ---------   -----------   -----------
Income (loss) before income taxes and extraordinary
 charge................................................       (71)      7,137      13,909        3,252         3,766
Income tax expense (NOTE 7)............................        28       2,568       5,216        1,236         1,431
                                                         --------   ---------   ---------   -----------   -----------
Income (loss) before extraordinary charge..............       (99)      4,569       8,693        2,016         2,335
Extraordinary charge from early extinguishment of debt,
 net of income tax benefit of $471 (NOTE 5)............        --         837          --           --            --
                                                         --------   ---------   ---------   -----------   -----------
Net income (loss)......................................  $    (99)  $   3,732   $   8,693   $    2,016    $    2,335
                                                         --------   ---------   ---------   -----------   -----------
                                                         --------   ---------   ---------   -----------   -----------
Income (loss) per share before extraordinary charge....  $   (.05)  $    0.89   $    1.05   $     0.25    $     0.28
Extraordinary charge, net of taxes.....................        --        0.16          --           --            --
                                                         --------   ---------   ---------   -----------   -----------
Net income (loss) per share............................  $   (.05)  $    0.73   $    1.05   $     0.25    $     0.28
                                                         --------   ---------   ---------   -----------   -----------
                                                         --------   ---------   ---------   -----------   -----------
Weighted average shares outstanding....................     1,856       5,138       8,251        7,911         8,433
                                                         --------   ---------   ---------   -----------   -----------
                                                         --------   ---------   ---------   -----------   -----------

                            See accompanying notes.

                              EMCARE HOLDINGS INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                      ADDITIONAL   RETAINED
                                                                                        PAID-IN    EARNINGS
                                                                       COMMON STOCK     CAPITAL    (DEFICIT)    TOTAL
                                                                       -------------  -----------  ---------  ---------
Balance at January 1, 1993...........................................    $      18     $  (8,939)  $    (701) $  (9,622)
  Exercise of stock options (NOTE 8).................................            1           700          --        701
  Net loss...........................................................           --             0         (99)       (99)
                                                                               ---    -----------  ---------  ---------
Balance at December 31, 1993.........................................           19        (8,239)       (800)    (9,020)
  Exercise of stock options (NOTE 8).................................           --             9          --          9
  Conversion of mandatorily redeemable convertible preferred stock
   (NOTE 9)..........................................................           29        14,471          --     14,500
  Issuance of 2,587,500 common shares in public offering (NOTE 9)....           26        25,252          --     25,278
Net income...........................................................           --            --       3,732      3,732
                                                                               ---    -----------  ---------  ---------
Balance at December 31, 1994.........................................           74        31,493       2,932     34,499
  Exercise of stock options (NOTE 8).................................            2         2,224          --      2,226
  Issuance of stock related to acquisition (NOTE 13).................            4         7,308          --      7,312
  Net income.........................................................           --            --       8,693      8,693
                                                                               ---    -----------  ---------  ---------
Balance at December 31, 1995.........................................           80        41,025      11,625     52,730
  Exercise of stock options (unaudited)..............................            1         1,552          --      1,553
  Net income (unaudited).............................................           --            --       2,335      2,335
                                                                               ---    -----------  ---------  ---------
Balance at March 31, 1996 (unaudited)................................    $      81     $  42,577   $  13,960  $  56,618
                                                                               ---    -----------  ---------  ---------
                                                                               ---    -----------  ---------  ---------

                            See accompanying notes.

                              EMCARE HOLDINGS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                               THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                MARCH 31,
                                                         --------------------------------   -------------------------
                                                           1993       1994        1995         1995          1996
                                                         --------   ---------   ---------   -----------   -----------
                                                                                            (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)......................................  $    (99)  $   3,732   $   8,693   $    2,016    $    2,335
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Deferred income taxes................................      (503)      1,865      (3,209)      (1,182)         (283)
  Noncash interest expense.............................       728         666         431           81            92
  Extraordinary charge from early extinguishment of
   debt................................................        --       1,308          --           --            --
  Depreciation and amortization........................     5,846       1,433       2,503          405           809
  Changes in operating assets and liabilities, net of
   acquisitions:
    Accounts receivable................................    (4,849)     (2,222)     (3,557)      (1,675)       (1,236)
    Prepaid insurance and other current assets.........       956       2,085         369       (4,018)       (5,393)
    Accounts payable and accrued expenses..............     3,717         390       2,341        2,411        (1,317)
    Professional liability insurance...................      (505)       (242)        500          125            50
                                                         --------   ---------   ---------   -----------   -----------
Net cash provided by (used in) operating activities....     5,291       9,015       8,071       (1,837)       (4,943)

INVESTING ACTIVITIES
Sales (purchases) of marketable securities.............     3,483      (7,768)      6,261        1,130         1,507
Purchases of furniture and office equipment............      (423)     (1,170)       (919)        (270)         (556)
Payments for acquisitions and related intangibles, net
 of cash acquired......................................        --      (4,300)    (17,515)      (5,068)           --
Payments to stockholders for non-competition
 agreements............................................    (2,084)     (1,226)         --           --            --
Other..................................................      (249)        132        (387)         (17)         (227)
                                                         --------   ---------   ---------   -----------   -----------
Net cash (used in) provided by financing activities....       727     (14,332)    (12,560)      (4,225)          724

FINANCING ACTIVITIES
Proceeds from borrowings...............................     3,050       6,646       6,321        4,321         4,000
Payments on short-term borrowings and long-term
 obligations...........................................    (4,341)     (8,984)     (9,102)      (2,565)       (1,394)
Payment of subordinated debt...........................        --     (14,500)         --           --            --
Proceeds from exercise of stock options................       701           9       1,493           11           935
Proceeds from issuance of common stock.................        --      25,278          --           --            --
                                                         --------   ---------   ---------   -----------   -----------
Net cash (used in) provided by financing activities....      (590)      8,449      (1,288)       1,767         3,541
                                                         --------   ---------   ---------   -----------   -----------
Net (decrease) increase in cash and cash equivalents...     5,428       3,132      (5,777)      (4,295)         (678)
Cash and cash equivalents at beginning of period.......     4,998      10,426      13,588       13,558         7,781
                                                         --------   ---------   ---------   -----------   -----------
Cash and cash equivalents at end of period.............  $ 10,426   $  13,558   $   7,781   $    9,263    $    7,103
                                                         --------   ---------   ---------   -----------   -----------
                                                         --------   ---------   ---------   -----------   -----------

                            See accompanying notes.

                              EMCARE HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

1.  ORGANIZATION AND BASIS OF PRESENTATION
    EmCare Holdings Inc. ("Holdings," together with its subsidiaries and affiliates, the "Company") was incorporated on January 9, 1992, for purposes of effecting a recapitalization of EmCare, Inc. The Company is a leading provider of physician services management in hospital emergency departments and related urgent care centers (collectively "EDs") in the United States. The Company recruits and evaluates the credentials of physicians, arranges contracts for their services, assists in monitoring their performance and arranges scheduling. In addition, the Company assists its clients in such operational areas as staff coordination, quality assurance, departmental accreditation, billing, record keeping, third party reimbursement, and other administrative services. The Company markets these services primarily to larger hospitals with higher volume EDs (more than 12,000 patient visits per year) and multi-site systems, where it believes it is able to attract and retain higher quality physicians and establish more stable relationships with hospital clients. The Company, through its predecessors and affiliates, has been engaged in emergency physician services management for more than 20 years. As of December 31, 1995, the Company had management contracts relating to 75 EDs in 17 states.

    Emergency physician services management is the Company's principal line of business. In addition to the Company's emergency physician services management, the Company provides physician services management for hospital-based radiology, intensive care and lower volume emergency medicine practices, and for a primary care physician group practice. The Company also provides billing services for emergency physician services management contracts and provides physician placement services, primarily on a LOCUM TENENS (temporary) basis, across a broad range of practice specialties.

    In certain states, because of the "corporate practice of medicine" doctrine concerns, the Company enters into management agreements with affiliated professional associations owned by the Company's Chairman and Chief Executive Officer (the "PA Affiliates") which in turn contract with hospital clients and physicians in these states. In other states the Company contracts directly with its hospital clients and physicians.

    The consolidated financial statements include the accounts of Holdings and its subsidiaries and the PA Affiliates. The financial statements of the PA Affiliates are consolidated with Holdings and its subsidiaries because Holdings has unilateral control over the assets and operations of the PA Affiliates and, notwithstanding the lack of technical majority ownership, consolidation of the PA Affiliates is necessary to present fairly the financial position and results of operations of Holdings because of the existence of a parent-subsidiary relationship by means other than record ownership of the PA Affiliates' voting stock. Control of the PA Affiliates by Holdings is perpetual and other than temporary because the PA Affiliates have agreed with Holdings that they will not terminate any management agreement or other arrangements established with Holdings, without the prior written consent of Holdings. All significant intercompany and interaffiliate accounts and transactions have been eliminated.

2.  SIGNIFICANT ACCOUNTING POLICIES

    NET REVENUE AND PROFESSIONAL EXPENSES

    Revenue is recorded in the period the services are rendered as determined by the respective contracts with the health care providers. Professional expenses are based on the terms of the respective contracts with the independent contractor physicians.

    Services performed by physicians under contract with the Company are generally charged on a fee for service basis, and the Company's revenue is derived from such fees. These fees are either (i) collected by the related hospital, which remits a negotiated amount monthly to the Company, or (ii) billed and collected

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) separately by the Company ("independent billing contracts"). In independent billing contract arrangements, the Company arranges for third-party billing firms or a subsidiary to bill and collect directly for services performed by these physicians. Cost of collections is included in professional expense.

    CASH AND CASH EQUIVALENTS

    Money market investments, U.S. government agency securities, and certificates of deposit with banks with maturities of three months or less from date of purchase are considered to be cash equivalents. Money market investments are in overnight investment funds whose underlying collateral is U.S. government securities.

    MARKETABLE SECURITIES

    Investments in marketable securities are stated at cost, which approximates market. These investments are in U.S. government securities and other federally-insured securities. All marketable securities purchased by the Company are held to maturity. The marketable securities held at December 31, 1995 will mature within one year.

    ACCOUNTS RECEIVABLE

    Accounts receivable are primarily amounts due from hospitals, amounts due from third-party payors, such as insurance companies, self-insured employers, and government-sponsored health care programs (Medicare and Medicaid), and amounts due from patients.

    Accounts receivable due under independent billing contracts include an allowance for contractual adjustments and charity and other adjustments, which is charged to operations based on an evaluation of potential losses. Contractual adjustments result from the difference between the rates for physician services performed and amounts allowed by third-party payors for such services. Other adjustments represent services provided to patients that are not expected to be collected at the time service is provided.

    FURNITURE AND OFFICE EQUIPMENT

    Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives generally ranging from five to seven years. Property under capital lease is amortized using the straight-line method over the life of the respective lease. Such amortization is included with depreciation expense in the accompanying financial statements.

    PROFESSIONAL LIABILITY INSURANCE

    Professional liability insurance expense has been accrued based on management's expectation that it will provide extended reporting period coverage to its independent contractor physicians. The accruals are based on amounts provided by the Company's professional liability insurance carriers (Note 11). Professional liability insurance expense is included in professional expenses.

    OTHER ASSETS

    The non-competition agreements, contracts and goodwill are recorded at cost on the date of the agreement or acquisition. The non-competition agreements are being amortized over the terms of the agreements, which range from two to five years. The amortization is based on straight-line or an accelerated method, which management believes systematically recognizes the decline over time in the value of the non-competition agreement. The non-competition agreements for certain officers of the Company were terminated effective January 15, 1994 in consideration of certain restrictions (which lapsed upon Holdings' initial public offering in 1994) upon the transfer of stock of Holdings held by such officers. Amortization expense in 1993 includes the write-off of the remaining assets related to the officers' non-competition agreements at December 31, 1993, of $2,031,000. Contracts acquired in business acquisitions are valued at the date of

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) acquisition and are being amortized on a straight line basis over eight to twelve years. Goodwill, which represents the excess purchase price of acquired businesses over the fair value of net assets acquired, is being amortized on a straight-line basis over 40 years.

    Deferred financing costs, which consist of costs incurred in obtaining financing, are amortized using the effective interest method over the term of the related debt, and such amortization is included in interest expense.

    LONG-LIVED ASSETS

    The Company reviews the carrying value of a long-lived asset if facts and circumstances suggest that it may be impaired or that the amortization period may need to be changed. The Company considers external factors relating to the long-lived asset, including hospital and physician contract changes, local market developments, changes in third party payments, national health care trends, and other publicly available information. If these external factors indicate the long-lived asset will not be recoverable, based upon undiscounted cash flows of the long-lived asset over the remaining life, the carrying value of the long-lived asset will be reduced by the estimated shortfall of discounted cash flows. The Company does not believe there are any indicators that would require an adjustment to the carrying value of its long-lived assets or their remaining useful lives as of December 31, 1995.

    STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    INCOME TAXES

    The Company accounts for income taxes using the liability method as required by FASB Statement No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    INTERIM FINANCIAL DATA (UNAUDITED)

    The unaudited consolidated balance sheet as of March 31, 1996, the unaudited consolidated statements of income and cash flows for the three months ended March 31, 1995 and 1996, and the unaudited consolidated statement of stockholders' equity for the three months ended March 31, 1996 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows. The data disclosed in these notes to the consolidated financial statements for these periods is unaudited. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

    NET INCOME (LOSS) PER SHARE

    Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the dilutive effect of outstanding options calculated using the treasury stock method and mandatorily redeemable convertible preferred stock.

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain prior period amounts have been reclassified to conform with the 1995 presentation.

3.  ACCOUNTS RECEIVABLE AND NET REVENUE
    Accounts receivable are recorded at net realizable value. The allowance for contractual adjustments and charity and other adjustments is based on historical experience and future expectations. Accounts receivable consist of the following (in thousands):

                                                                           DECEMBER 31,
                                                                       --------------------   MARCH 31,
                                                                         1994       1995        1996
                                                                                             (UNAUDITED)
Independent billing..................................................  $  39,689  $  61,252   $  64,579
Hospital contracts...................................................      5,915      8,001       8,791
Billing receivables..................................................         --      2,042       1,941
Locum tenens.........................................................      1,617      1,316       1,387
                                                                       ---------  ---------  -----------
                                                                          47,221     72,611      76,698
Less allowance for contractual adjustments and charity and other
 adjustments.........................................................     26,619     42,798      45,649
                                                                       ---------  ---------  -----------
                                                                       $  20,602  $  29,813   $  31,049
                                                                       ---------  ---------  -----------
                                                                       ---------  ---------  -----------

    Concentration of credit risk relating to accounts receivable is limited by the diversity and number of contracting hospitals, physician practices, patients, payors, and the geographic dispersion of the Company's operations. The following is a geographic breakdown, based on hospital location, of accounts receivable:

                                                                                 DECEMBER 31,
                                                                           ------------------------
                                                                              1994         1995      MARCH 31, 1996
                                                                                                       (UNAUDITED)
Texas....................................................................         45%          39%            39%
Florida..................................................................         18           16             14
Maryland.................................................................         --           16             17
Pennsylvania.............................................................          8            4              4
Arizona..................................................................          6            4              5
Mississippi..............................................................         --            3              5
Other....................................................................         23           18             16
                                                                                 ---          ---            ---
                                                                                 100%         100%           100%
                                                                                 ---          ---            ---
                                                                                 ---          ---            ---

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

3.  ACCOUNTS RECEIVABLE AND NET REVENUE (CONTINUED)
    Net revenue consists of the following (in thousands):

                                                                                        THREE MONTHS ENDED MARCH
                                                         YEAR ENDED DECEMBER 31,                  31,
                                                    ----------------------------------  ------------------------
                                                       1993        1994        1995        1995         1996
                                                                                        (UNAUDITED)  (UNAUDITED)
Gross revenue.....................................  $  151,096  $  194,863  $  259,811   $  57,670    $  71,943
Less provision for contractual adjustments and
 charity and other adjustments....................      55,303      76,613     102,985      23,130       27,708
                                                    ----------  ----------  ----------  -----------  -----------
Net revenue.......................................  $   95,793  $  118,250  $  156,826   $  34,540    $  44,235
                                                    ----------  ----------  ----------  -----------  -----------
                                                    ----------  ----------  ----------  -----------  -----------

    A significant portion of the Company's net revenue has been derived from one customer. This customer accounted for 11% of the Company's net revenue in 1993, 1994, and 1995.

4.  FURNITURE AND OFFICE EQUIPMENT
    Furniture and office equipment, at cost, totaled $2,464,000 and $5,018,000 at December 31, 1994 and 1995, respectively and $5,573,563 at March 31, 1996. Accumulated depreciation and amortization totaled $982,000 and $1,634,000 at December 31, 1994 and 1995, respectively and $1,892,505 at March 31, 1996.

5.  SHORT-TERM DEBT AND LONG-TERM OBLIGATIONS
    Short-term debt and long-term obligations consist of the following (in thousands):

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1994       1995       MARCH 31,
                                                                                                             1996
                                                                                                          (UNAUDITED)
Long-term obligations related to acquisitions, payable in varying amounts through
 2002, with effective interest rates ranging from 7% to 14%, net of imputed interest discounts of $437,000 and $336,000 at December 31, 1994 and 1995,
 respectively, and $245,000 at March 31, 1996; collateralized by accounts
 receivable and contract rights..................................................  $   3,969  $   5,100    $   4,858
Revolving line of credit.........................................................         --         --        3,000
Other, including capitalized lease obligations...................................        454        356          296
                                                                                   ---------  ---------       ------
                                                                                       4,423      5,456        8,154
Less current portion.............................................................      2,033      2,956        5,820
                                                                                   ---------  ---------       ------
                                                                                   $   2,390  $   2,500    $   2,334
                                                                                   ---------  ---------       ------
                                                                                   ---------  ---------       ------

    During 1995, the Company had a revolving line of credit with a bank for up to $20 million for working capital and acquisition purposes. On February 20, 1996, the Company entered into a revolving line of credit (the "Revolver") with a bank acting as administrative agent for a syndicate of lenders under which the Company can borrow up to $50 million for working capital and acquisition purposes. The Revolver matures on February 20, 1999. Borrowings under the Revolver bear interest at variable rates based, at the Company's option, on the bank's base rate or the Eurodollar rate. A per annum commitment fee varying from
 .1875% to .375% depending upon the Company's ratio of funded debt to operating cash flow is required on the unused portion of the commitment.

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

5.  SHORT-TERM DEBT AND LONG-TERM OBLIGATIONS (CONTINUED)
    The Revolver contains covenants which, among other things, require the Company to maintain certain financial ratios and impose certain limitations or prohibitions on the Company with respect to the incurrence, guaranty or assumption of indebtedness, the payment of dividends, the redemption or repurchase of, or other payment with respect to, the Company's capital stock, certain cash transactions with subsidiaries and affiliates, acquisitions, contract management maintenance, and ownership of the PA Affiliates.

    During December 1994, the Company utilized $14.5 million of the proceeds from the sale of Common Stock to retire the subordinated debt. As a result of the early retirement of the subordinated debt, the Company incurred an extraordinary charge of approximately $837,000, net of taxes. The extraordinary charge, before taxes, is comprised of approximately $1,022,000 of unamortized original issue discount and $286,000 of unamortized loan origination fees.

    As of December 31, 1995, the maturities of short-term and long-term debt were as follows (in thousands):

1996........................................................  $   2,840
1997........................................................      2,592
1998........................................................         --
1999........................................................         --
2000........................................................         --
Thereafter..................................................        178
                                                              ---------
                                                                  5,610
Less unamortized discount...................................        336
                                                              ---------
                                                              $   5,274
                                                              ---------
                                                              ---------

    Interest  payments were $871,000, $2,317,000 and $289,000 in 1993, 1994, and
1995, respectively, and $177,000 and $69,000 for the three months ended March 31, 1995 and 1996, respectively. No interest expense was incurred on debt to stockholders and officers in 1995. Interest expense incurred on debt to stockholders and officers in 1993 and 1994 totaled $1,933,000 and $1,672,000, respectively. The weighted average interest rate is 6.84% and 8.07% on short-term borrowings outstanding at December 31, 1994 and 1995, respectively.

6.  BENEFIT PLANS
    In 1994, the Company instituted a qualified contributory savings plan and, in connection with a 1995 acquisition, adopted the plan previously sponsored by the acquired company. These plans are qualified under Section 401(k) of the Internal Revenue Code (collectively, the "401(k) Plans"). The 401(k) Plans are open to substantially all full-time employees of the Company or any affiliate who have completed one year of eligible service with the Company or such affiliate. The 401(k) Plans permit participant contributions and require a contribution from the Company based on the participant's contribution and the subsidiary or affiliate that employs the participant. The 401(k) Plans also allow the Company to make other discretionary contributions, including profit sharing contributions. The Company contributed $222,000 and $325,000 to the 401(k) Plans in 1994 and 1995, respectively.

    The Company's matching contributions on behalf of an eligible employee generally become fully vested if such employee reaches normal retirement age, dies or becomes disabled while an employee, or completes five years of service. Prior to an eligible employee completing five years of service, such employee will partially vest at 40%, 60% and 80%, at the end of such employee's second, third, and fourth years of service, respectively.

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

6.  BENEFIT PLANS (CONTINUED)
    The Company merged its subsidiary's Money Purchase Pension Plan (the "Pension Plan") with the 401(k) Plan instituted in 1994. The Pension Plan (a defined contribution plan) was open to all full-time employees of the Company or any affiliate who were 21 or more years of age and who had completed one or more years of service with the Company. The Company contributed an amount equal to 6% of each eligible employee's annual compensation up to the Social Security taxable wage base, plus 11.7% on compensation in excess of this wage base, up to a maximum compensation level allowed by the Internal Revenue Service. The Company contributed $357,000 and $99,000 in 1993 and 1994, respectively, to the Pension Plan.

7.  INCOME TAXES
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets were as follows at December 31:

                                                                                    1994       1995
                                                                                      (DOLLARS IN
                                                                                       THOUSANDS)
Deferred tax liabilities:
  Change in tax accounting method...............................................  $   2,493  $   1,731
  Acquired tax basis differences................................................         --      1,020
                                                                                  ---------  ---------
                                                                                      2,493      2,751
Deferred tax assets:
  Professional liability reserves...............................................      1,360      1,575
  Book over tax amortization and depreciation...................................        437        395
  Revenue recognition for tax purposes in excess of book income.................         --      1,787
  Net operating loss carryforwards..............................................        612         --
  Other.........................................................................        103         94
                                                                                  ---------  ---------
                                                                                      2,512      3,851
Valuation allowance for deferred tax assets.....................................       (400)      (400)
                                                                                  ---------  ---------
Total deferred tax assets.......................................................      2,112      3,451
                                                                                  ---------  ---------
Net deferred tax assets (liabilities)...........................................  $    (381) $     700
                                                                                  ---------  ---------
                                                                                  ---------  ---------

    Significant components of the federal income tax expense (benefit) were as follows for the year ended December 31:

                                                                               1993       1994       1995
                                                                                 (DOLLARS IN THOUSANDS)
Current:
  Federal..................................................................  $     453  $     647  $   8,285
  State....................................................................         78         56        141
                                                                             ---------  ---------  ---------
Total current..............................................................        531        703      8,426
Deferred:
  Federal..................................................................       (503)     1,865     (3,210)
                                                                             ---------  ---------  ---------
Total deferred.............................................................       (503)     1,865     (3,210)
                                                                             ---------  ---------  ---------
                                                                             $      28  $   2,568  $   5,216
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

7.  INCOME TAXES (CONTINUED)
    The reconciliation of income tax expense (benefit) computed at the federal statutory tax rate to income tax expense is as follows for the years ended December 31:

                                                     1993              1994              1995
                                               ----------------   ---------------   ---------------
                                               AMOUNT   PERCENT   AMOUNT  PERCENT   AMOUNT  PERCENT
                                                              (DOLLARS IN THOUSANDS)
Tax at statutory rate........................  $ (24)     (34)%   $2,427      34%   $4,868      35%
State income tax (net of federal tax
 benefit)....................................     52       73        141       2        92       1
Nondeductible amortization...................     --       --         --      --       219       2
Other........................................     --       --         --      --        37      --
                                               ------   -------   ------  -------   ------  -------
                                               $  28       39%    $2,568      36%   $5,216      38%
                                               ------   -------   ------  -------   ------  -------
                                               ------   -------   ------  -------   ------  -------

    Income taxes paid during 1993, 1994,  and 1995, were $272,000, $330,000  and
$6,124,000, respectively.

8.  STOCK OPTIONS
    The Company's Stock Option and Restricted Stock Purchase Plan (the "Stock Option Plan") provides for the granting of stock options and restricted stock to employees and independent contractors. These options are issued at exercise prices approximating the market value of the common stock on the dates of grant and vest over periods of up to five years. The options issued to date are nonqualified for federal income tax purposes. Pertinent information regarding the Stock Option Plan follows for the year ended December 31:

                                                                                       OPTIONS
                                                                   -----------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                                   --------------------------------
                                                 PRICE PER SHARE     1993       1994        1995     THREE MONTHS
                                                                                                      ENDED MARCH
                                                                                                       31, 1996
                                                                                                      (UNAUDITED)
Outstanding, beginning of period...............   $4.93 - $11.00     314,516    501,641     729,391       830,007
  Granted......................................   $4.93 - $25.63     187,125    235,500     260,000       344,500
  Canceled.....................................   $4.93 - $11.00          --     (6,700)     (2,600)      (72,500)
  Exercised....................................   $4.93 - $13.75          --     (1,050)   (156,784)     (106,200)
                                                                   ---------  ---------  ----------  -------------
Outstanding, end of period.....................   $4.93 - $25.63     501,641    729,391     830,007       995,807
                                                                   ---------  ---------  ----------  -------------
                                                                   ---------  ---------  ----------  -------------
Exercisable:
  For $4.93 per share..........................                --     66,286    126,802      73,041        65,275
  For $11.00 per share.........................                --     20,875     90,050     140,925       112,375
  For $13.75 per share.........................                --         --         --      41,650        54,800
  For $16.88 per share.........................                --         --         --       1,000         2,000
  For $25.63 per share.........................                --         --         --          --        68,900

    Effective February 1, 1995, the number of shares of Common Stock available for issuance under the Stock Option Plan was increased from 750,000 to 1,250,000 (subject to subsequent stockholder approval, which was obtained) and effective March 11, 1996, 3,250,000 shares of common stock were available for issuance under the Stock Option Plan (subject to subsequent stockholder approval, which was obtained). The Company has reserved 1,092,166 and 2,985,966 shares of common stock for issuance upon exercise of stock options at December 31, 1995 and March 31, 1996, respectively. At December 31, 1995 and March 31, 1996, 262,159 and 1,990,159 shares were available for future grants under the Stock Option Plan, respectively.

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

8.  STOCK OPTIONS (CONTINUED)
    The Company issued options for 50,000 shares at $14.00 per share on December 31, 1992, which were exercised in February 1993. Stock options for 32,000 shares of common stock at $14.00 per share were also granted in connection with an acquisition in 1993 and were subsequently exercised in 1995.

    The exercise of stock options in 1995 resulted in a tax benefit of $733,000 which was accounted for as paid-in capital.

9.  STOCKHOLDERS' EQUITY
    In December 1994, the Company issued 2,587,500 shares of its common stock at $11.00 per share in an initial public common stock offering. Proceeds from the offering, net of commissions and other related expenses totaling $3,185,000, were $25,278,000, of which $14,500,000 was used to repay subordinated debt. In connection with the offering, the mandatorily redeemable convertible preferred stock was converted into 2,939,976 shares of common stock.

10. LEASES
    The Company leases office space for primary terms of one to ten years, with options to renew for additional periods. Future minimum payments due on these operating leases are as follows at December 31, 1995 (in thousands):

1996........................................................  $   1,040
1997........................................................      1,053
1998........................................................        957
1999........................................................        454
2000........................................................          7
                                                              ---------
                                                              $   3,511
                                                              ---------
                                                              ---------

    Rent expense under operating leases for 1993, 1994, and 1995 was $597,000, $662,000 and $762,000, respectively.

    The Company entered into an operating lease, which will commence during the second quarter of 1996, for office space for its billing operations pursuant to a seven and one-half year lease agreement expiring in 2002. The commitment under the lease will range from approximately $500,000 to $1.2 million per year.

11. PROFESSIONAL LIABILITY INSURANCE
    The Company requires the independent contractor physicians with whom it contracts to obtain professional liability insurance coverage and makes available to the physicians such insurance. Prior to June 1, 1989, the Company procured professional liability insurance for the independent contractor physicians on a claims-made basis and, effective May 31, 1989, exercised its option for seven-year extended reporting period coverage. Beginning June 1, 1989, the Company again procured insurance coverage for professional liability claims on a claims-made basis. The current policy expires on December 31, 1997. Although the majority of the professional liability insurance available for independent contractor physicians is procured in this manner, in certain cases, these physicians may obtain their own professional liability insurance directly or through the contracting hospital.

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

12. FAIR VALUES OF FINANCIAL INSTRUMENTS
    The carrying amounts of the Company's financial instruments at December 31, 1995 approximate fair value. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS:      The carrying  amount  reported  in  the  balance
                                sheet for cash and cash equivalents approximates
                                its fair value.
MARKETABLE SECURITIES:          The  fair values  for marketable  securities are
                                based on quoted market prices.
LONG AND SHORT-TERM DEBT:       The fair values of the Company's long-term  debt
                                are   estimated   using  discounted   cash  flow
                                analyses, based on the Company's current  incre-
                                mental  borrowing  rates  for  similar  types of
                                borrowing arrangements.

13. ACQUISITIONS
    On February 18, 1994, the Company acquired a business providing emergency department services for hospitals in Texas for aggregate consideration of $6,376,000, including an obligation of $2,326,000 payable over three years. Additionally, certain sellers entered into covenants not to compete valued at $250,000 in the aggregate.

    On February 28,  1995, the  Company acquired  Capital Emergency  Associates,
P.A. ("CEA"), a physician practice management company providing services to seven hospital emergency departments in Maryland, Virginia, and Pennsylvania. CEA was acquired for aggregate consideration of $15.5 million which consists of $5,200,000 in cash, 433,333 shares of the Company's common stock valued at $16.88 per share, or an aggregate of $7,312,494, and obligations of $2,941,000 payable over the next two years. The former stockholders of CEA have agreed to continue to work as employees of a subsidiary of the Company. In the merger agreement, these individuals also have agreed not to compete against the Company for the three years immediately after the merger, subject to a decrease to two years under certain circumstances. The Company allocated $680,000 of the merger consideration paid upon consummation of the merger to these covenants not to compete.

    On May 1, 1995, the Company acquired a business providing emergency department services for a hospital in Arkansas for aggregate consideration of $1,500,000, including an obligation of $300,000 payable over two to seven years based on certain future contract performance criteria. Additionally, the sellers entered into covenants not to compete valued at $150,000 in the aggregate.

    On August 1, 1995, the Company acquired a physician management company providing in-patient physician services to five hospitals in Maryland for $800,000 in cash.

    On September 7, 1995, the Company acquired all of the outstanding stock of Reimbursement Technologies, Inc. ("RTI"), an emergency medicine billing company in Pennsylvania. RTI provides billing services to emergency physician groups who supply professional services to 18 high volume emergency departments in eight states. RTI was purchased for aggregate consideration of $9,722,000, including an obligation of $400,000 payable within the next year. Additionally, the former stockholder of RTI and certain key employees entered into covenants not to compete valued at $485,000 in the aggregate.

    All the acquisitions have been accounted for as purchases, and the net assets and operations are included in the Company's consolidated financial statements as of the date of acquisition.

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

13. ACQUISITIONS (CONTINUED)
    The following unaudited pro forma information combines the results of operations of the Company with the acquired businesses after giving effect to amortization of non-competition agreements, contracts and goodwill and interest expense on the related long-term obligations as if the acquisitions had occurred on January 1, 1994:

                                                                                 FOR THE YEAR ENDED
                                                                                    DECEMBER 31,
                                                                               ----------------------
                                                                                  1994        1995
                                                                               (DOLLARS IN THOUSANDS,
                                                                                  EXCEPT PER SHARE
                                                                                      AMOUNTS)
Net revenue..................................................................  $  140,895  $  164,572
Income before extraordinary charge...........................................       5,251       9,077
Net income...................................................................       4,414       9,077
Income per share before extraordinary charge.................................       $0.94       $1.09
Net income per share.........................................................       $0.79       $1.09

14. CONTINGENCIES
    In June 1995, the Company was informed that the Civil Division of the U.S. Department of Justice ("DOJ") intended to pursue a civil lawsuit against a vendor which provides billing services on a contract basis for the Company and a number of other customers. The DOJ alleges improper coding by the billing company of charges for programs (Medicare, Medicaid, and CHAMPUS) in violation of the False Claims Act. Initially, DOJ agreed not to name the Company as a defendant in the lawsuit, but later informed the Company that DOJ intended to pursue the lawsuit against the Company, as well as other defendants, unless by February 1, 1996, settlement discussions were successful. The lawsuit was not settled by the February 1, 1996 deadline and the Company has now been served in the lawsuit. Under the Company's contracts with the billing company, the billing company has agreed to be responsible for all coding errors. The billing company has advised the Company it is confident the DOJ allegations are incorrect. The Company does not currently possess sufficient information to determine the likelihood or amount of potential liabilities, if any.

    In addition to its allegations of improper coding, the DOJ has notified the Company of its position that the Company's contracts with the third party billing company fail to comply with applicable law because the billing company's fee is based on a percentage of the amount collected. The DOJ has further notified the Company that the DOJ believes that, as a result of such alleged illegality, each claim submitted for payment under this arrangement constitutes a false claim under the False Claims Act. The Company believes that such reassignment is consistent with industry practice. Although the Company is aware that such reassignments are not in compliance with applicable law relating to reassignment of Medicare claims, the Company does not believe that the failure to comply with applicable law imposing restrictions on reassignment of Medicare claims renders such claims or Medicaid or CHAMPUS claims false claims within the meaning of the False Claims Act. If the Company does not prevail on this issue, it is possible that the DOJ could make similar allegations with respect to: (i) reassignments to the third-party billing company after the period covered by the DOJ Lawsuit, and (ii) reassignments to the Company's wholly-owned billing subsidiary.

    The Company is also a defendant in various other legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, management believes that the outcome of the pending other litigation will not have a material adverse effect on the Company's consolidated financial statements.

15. RELATED PARTY TRANSACTIONS
    In connection with servicing its independent billing contracts, the Company enters into arrangements with companies that provide accounts receivable management services. A director of the Company is a

                              EMCARE HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

15. RELATED PARTY TRANSACTIONS (CONTINUED) director of a company that provides such services to the Company. Management service fees paid by the Company to this company in 1993, 1994 and 1995 were $923,000, $1,102,000 and $1,140,000, respectively. The Company believes that this arrangement has been on terms no less favorable to the Company than could have been obtained from an unaffiliated third party.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                              -------------------

                               TABLE OF CONTENTS

                                                   PAGE
Prospectus Summary.............................          3
Risk Factors...................................          7
Use of Proceeds................................         12
Price Range of Common Stock....................         12
Dividend Policy................................         12
Capitalization.................................         13
Selected Consolidated Financial Data...........         14
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         15
Business.......................................         21
Management.....................................         27
Principal and Selling Stockholders.............         30
Description of Capital Stock...................         31
Underwriting...................................         33
Legal Matters..................................         34
Experts........................................         34
Additional Information.........................         34
Incorporation by Reference.....................         34
Index to Financial Statements..................        F-1

                                1,800,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                           DEAN WITTER REYNOLDS INC.

                               PIPER JAFFRAY INC.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows, all of which will be payable by the Company:

Registration fee..........................................................  $  22,128
NASD filing fee...........................................................      6,917
NASDAQ NMS Supplemental Listing Fee.......................................      2,000
Printing and engraving expenses...........................................     50,000
Legal fees and expenses...................................................    125,000
Accounting fees and expenses..............................................     50,000
Blue Sky fees and expenses (including legal fees).........................     15,000
Transfer agent and registrar fees and expenses............................      5,000
Miscellaneous.............................................................      8,955
                                                                            ---------
    Total.................................................................  $ 285,000
                                                                            ---------
                                                                            ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

DELAWARE GENERAL CORPORATION LAW

    Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 145(c) of the DGCL provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made: (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

    Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

CERTIFICATE OF INCORPORATION

    The Amended and Restated Certificate of Incorporation of the Company, provides that no person shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided in the Amended and Restated Certificate of Incorporation, will be limited to the fullest extent permitted by the DGCL, as amended. Further, any repeal or modification of such provision of the Amended and Restated Certificate of Incorporation by the stockholders of the Company will be prospective only, and will not adversely affect any limitation on the personal liability of a director of the Company arising from an act or omission occurring prior to the time of such repeal or modification.

AMENDED AND RESTATED BYLAWS

    The Amended and Restated Bylaws of the Company, provide that each person who at any time is or was a director or officer of the Company, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, employee benefit plan or other enterprise, whether the basis of a Proceeding is alleged action in such person's official capacity or in another capacity while holding such office, shall be indemnified by the Company to the fullest extent authorized by the DGCL or any other applicable law as may from time to time be in effect (but, in the case of any such amendment or enactment, only to the extent that such amendment or statute permits the Company to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Company to provide), against all expense, judgments, fines and amount paid in settlement (including attorneys' fees) actually and reasonably incurred or suffered by such person in connection with a Proceeding, so long as a majority of a quorum of disinterested directors, the stockholders or legal counsel through a written opinion determines that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators. The Amended and Restated Bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons, including the prepayment of any such benefits.

EMPLOYMENT AGREEMENTS

    The employment agreements of the Company with Dr. Riggs and Mr. Miller provide that the Company will indemnify them to the full extent permitted by applicable law for all liabilities and expenses that they incur in any proceeding involving them by reason of their having been a director, officer, or other representative of the Company. The Company must also advance funds to Dr. Riggs and Mr. Miller to cover their reasonable counsel fees and other costs associated with their defense of any such proceeding, provided that they agree to repay any amounts advanced if they are not ultimately entitled to indemnification by the Company.

INSURANCE

    The Company maintains a directors' and officers' liability insurance policy to insure its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of the Company, including liabilities arising under the Securities Act.

UNDERWRITING AGREEMENT

    The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 16.  EXHIBITS.

 EXHIBIT NO.                                                DESCRIPTION
- -------------  -----------------------------------------------------------------------------------------------------
        1.1    Form of Underwriting Agreement.
        2.1    Securities  Purchase Agreement, dated as of February 4, 1992, among EmCare, Inc. the Company, Leonard
               M. Riggs, Jr.,  M.D., William  F. Miller,  III, WCAS  Capital Partners  II, L.P.,  and certain  other persons.
        2.2    Amendment  No. 1 to Securities Purchase Agreement, dated as  of May 10, 1993, among EmCare, Inc., the
               Company, Leonard M. Riggs, Jr., M.D., William F. Miller, III, and certain other persons.
        2.3    Waiver and Release and Agreement Restricting Transfer of Shares, dated as of January 15, 1994,  among
               EmCare,  Inc., the Company,  Leonard M. Riggs, Jr.,  M.D., William F. Miller,  III, and certain other persons.
        2.4    Purchase Agreement, dated as of February 17, 1994, among the Company, EmCare, Inc., Emergency  Health
               Services  Associates, Houston  Emergicare, Inc.,  Emergicare, L.P.,  Emergicare, P.A.,  Em-Med, P.A.,
               Ronald H. Kremer, M.D., Raymond C. Stacey, M.D., and Robert J. Voigt, M.D.
        2.5    Waiver, dated as of February 17, 1994, from  the Company, EmCare, Inc. and Emergency Health  Services
               Associates  with respect to the Purchase Agreement, dated as of February 17, 1994, among the Company,
               EmCare, Inc.,  Emergency Health  Services  Associates, Houston  Emergicare, Inc.,  Emergicare,  L.P.,
               Emergicare, P.A., Em-Med, P.A., Ronald H. Kremer, M.D., Raymond C. Stacey, M.D., and Robert J. Voigt,
               M.D.
        2.6    Agreement  and Plan  of Merger,  dated as  of February  24, 1995,  among the  Company, Capital Equity
               Associates, LLC, CEA, and its Class A Stockholders.
        2.7    Stock Purchase Agreement, dated September 7, 1995, among  EmCare, Inc., RTI, and Stuart L. Wolf,  the sole stockholder of RTI.
        2.8    Stock  Purchase Agreement, dated as of April 1, 1996,  among the Company, EmCare, Inc., MESA, and the
               MESA shareholders.
        4.1    Specimen Common Stock certificate.
        4.2    Registration Rights Agreement,  dated as  of February  5, 1992, among  Leonard M.  Riggs, Jr.,  M.D.,
               William F. Miller, III, WCAS Capital Partners II, L.P., and certain other persons.

 EXHIBIT NO.                                                DESCRIPTION
- -------------  -----------------------------------------------------------------------------------------------------
        5.1    Opinion of Gibson, Dunn & Crutcher LLP.
       23.1    Consent of Ernst & Young LLP.
       23.2    Consent of Gibson, Dunn & Crutcher LLP.
       23.3    Consent of Powers, Pyles, Sutter & Verville, P.C.
       23.4    Consent of Halbert, Katz & Co., P.C.
       24.1    Power of Attorney.

ITEM 17.  UNDERTAKINGS.

FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INCORPORATED ANNUAL AND QUARTERLY REPORTS

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REGISTRATION STATEMENT PERMITTED BY RULE 430A

    The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (ii) for the purpose of determining any liability under the Securities Act of 1993, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                         [SIGNATURES ON THE NEXT PAGE]

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 3, 1996.

                                          EMCARE HOLDINGS INC.

                                          By: /s/ ROBERT F. ANDERSON, II________
                                          Name: Robert F. Anderson, II
                                          Title: Chief Financial Officer,
                                                 Senior Vice President,
                                                 Treasurer, and Secretary

                        POWER OF ATTORNEY AND SIGNATURES

    We, the undersigned officers and directors of EmCare Holdings Inc., hereby severally constitute and appoint Leonard M. Riggs, Jr., M.D., William F. Milller, III, and Robert F. Anderson, II, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, and generally to do all things in our names and on our behalf in such capacities to enable EmCare Holdings Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement has been signed below by the following persons and in the capacities and on the dates indicated:

                   SIGNATURE                                          TITLE                            DATE
- -----------------------------------------------  -----------------------------------------------  ---------------

          /s/ ROBERT F. ANDERSON, II
     -------------------------------------       Chief Financial Officer, Senior Vice President,   June 3, 1996
            ROBERT F. ANDERSON, II               Treasurer, and Secretary

              /s/ ANDREW G. BUCK
     -------------------------------------       Chief Accounting Officer and Vice President       June 3, 1996
                ANDREW G. BUCK

              /s/ TERRY HARTSHORN
     -------------------------------------       Director                                          June 3, 1996
                TERRY HARTSHORN

              /s/ JAMES T. KELLY
     -------------------------------------       Director                                          June 3, 1996
                JAMES T. KELLY

          /s/ WILLIAM F. MILLER, III
     -------------------------------------       President, Chief Operating Officer, and           June 3, 1996
            WILLIAM F. MILLER, III               Director

              /s/ ANDREW M. PAUL
     -------------------------------------       Director                                          June 3, 1996
                ANDREW M. PAUL

        /s/ LEONARD M. RIGGS, JR., M.D.
     -------------------------------------       Chairman of the Board, Chief Executive Officer,   June 3, 1996
          LEONARD M. RIGGS, JR., M.D.            and Director

             /s/ RICHARD H. STOWE
     -------------------------------------       Director                                          June 3, 1996
               RICHARD H. STOWE

                              EMCARE HOLDINGS INC.
                                 EXHIBIT INDEX

 EXHIBIT NO.                                            DESCRIPTION                                              PAGE
- -------------  ----------------------------------------------------------------------------------------------  ---------
        1.1    Form of Underwriting Agreement................................................................      *
        2.1    Securities  Purchase Agreement, dated as of February  4, 1992, among EmCare, Inc. the Company,
               Leonard M. Riggs,  Jr., M.D.,  William F.  Miller, III, WCAS  Capital Partners  II, L.P.,  and
               certain  other  persons (incorporated  by  reference to  Exhibit  No. 10.17  to  the Company's
               Registration Statement No. 33-81830 on Form S-1,  declared effective on December 7, 1994  (the
               "IPO Registration Statement"))................................................................     N/A
        2.2    Amendment  No. 1  to Securities Purchase  Agreement, dated as  of May 10,  1993, among EmCare,
               Inc., the Company,  Leonard M. Riggs,  Jr., M.D., William  F. Miller, III,  and certain  other
               persons (incorporated by reference to Exhibit No. 10.18 to the IPO Registration Statement)....     N/A
        2.3    Waiver and Release and Agreement Restricting Transfer of Shares, dated as of January 15, 1994, among  EmCare, Inc.,  the Company, Leonard  M. Riggs, Jr.,  M.D., William F.  Miller, III, and
               certain other persons (incorporated by reference to Exhibit No. 10.19 to the IPO  Registration
               Statement)....................................................................................     N/A
        2.4    Purchase  Agreement, dated as of February 17, 1994, among the Company, EmCare, Inc., Emergency
               Health Services  Associates, Houston  Emergicare, Inc.,  Emergicare, L.P.,  Emergicare,  P.A.,
               Em-Med,  P.A., Ronald  H. Kremer,  M.D., Raymond C.  Stacey, M.D.,  and Robert  J. Voigt, M.D.
               (incorporated by reference to Exhibit No. 10.28 to the IPO Registration Statement)............     N/A
        2.5    Waiver, dated as of  February 17, 1994,  from the Company, EmCare,  Inc. and Emergency  Health
               Services  Associates with respect  to the Purchase  Agreement, dated as  of February 17, 1994, among the Company,  EmCare, Inc.,  Emergency Health Services  Associates, Houston  Emergicare,
               Inc.,  Emergicare, L.P., Emergicare,  P.A., Em-Med, P.A.,  Ronald H. Kremer,  M.D., Raymond C.
               Stacey, M.D., and Robert J. Voigt, M.D. (incorporated by reference to Exhibit No. 10.45 to the
               IPO Registration Statement)...................................................................     N/A
        2.6    Agreement and Plan of Merger, dated as of February 24, 1995, among the Company, Capital Equity
               Associates, LLC, CEA, and its Class A  Stockholders (incorporated by reference to Exhibit  No.
               2.1 to the Form 8-K that the Company filed on March 14, 1995).................................     N/A
        2.7    Stock  Purchase Agreement,  dated September 7,  1995, among  EmCare, Inc., RTI,  and Stuart L.
               Wolf, the sole stockholder  of RTI (incorporated by  reference to Exhibit No.  2.1 to the  the
               Form 8-K that the Company filed on September 22, 1995)........................................     N/A
        2.8    Stock  Purchase Agreement, dated as  of April 1, 1996, among  the Company, EmCare, Inc., MESA, and the MESA shareholders (incorporated  by reference to Exhibit No.  2.1 to the the Form  8-K
               that the Company filed on May 15, 1996).......................................................     N/A
        4.1    Specimen  Common Stock certificate  (incorporated by reference  to Exhibit No.  4.1 to the IPO
               Registration Statement).......................................................................     N/A
        4.2    Registration Rights Agreement,  dated as of  February 5,  1992, among Leonard  M. Riggs,  Jr.,
               M.D.,  William  F. Miller,  III, WCAS  Capital Partners  II, L.P.,  and certain  other persons
               (incorporated by reference to Exhibit No. 4.2 to the IPO Registration Statement)..............     N/A
        5.1    Opinion of Gibson, Dunn & Crutcher LLP........................................................      *
       23.1    Consent of Ernst & Young LLP..................................................................
       23.2    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)..............................     N/A
       23.3    Consent of Powers, Pyles, Sutter & Verville, P.C..............................................      *
       23.4    Consent of Halbert, Katz & Co., P.C...........................................................      *
       24.1    Power of Attorney (see signature page)........................................................     N/A

- ------------------------
* To be filed by amendment.